Franklin Financial Services Corporation

2004 Annual Report


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Whether at work or at play, more convenience means having extra time to do what you want. That's why we provide easier access to banking, lending, investing and insurance solutions for individuals, businesses and organizations in communities throughout Franklin and Cumberland Counties.

Contents


Franklin Financial
Services Corporation

Franklin Financial Services Corporation (the Corporation) is a holding company with headquarters in Chambersburg, PA. The Corporation's direct subsidiary is Farmers and Merchants Trust Company (the Bank).


F&M
TRUST

F&M Trust is a full-service bank offering investment, trust, commercial and retail services with sixteen community offices in Franklin and Cumberland Counties.

Consolidated Financial Highlights

(dollars in thousands, except per share)	**2004**	2003	% increase (decrease)
Performance			
Net income	**$ 5,192**	$ 5,840	(11)
Return on equity	**9.77%**	11.80%	
Return on assets	**0.93%**	1.09%	
Shareholders' Value (per share)			
Basic earnings per share	**$ 1.54**	$ 1.74	(11)
Regular cash dividends paid	**0.88**	0.82	7
Book value	**16.21**	15.42	5
Market value	**27.25**	27.60	(1)
Market value/book value ratio	**168.11%**	178.99%	
Price/earnings ratio	**17.69x**	15.86x	
Yield on regular cash dividends paid	**3.23%**	2.97%	
Safety and Soundness			
Leverage ratio (Tier 1)	**9.14%**	9.15%	
Risk-based capital ratio (Tier 1)	**13.41%**	12.96%	
Nonperforming assets/total assets	**0.17%**	0.20%	
Allowance for loan losses as a percentage of loans	**1.40%**	1.12%	
Net (recoveries) charge-offs/average loans	**(0.08%)**	0.68%	
Balance Sheet Highlights			
Total assets	**$563,268**	$549,702	2
Investment Securities	**166,521**	158,134	5
Loans, net	**343,130**	330,196	4
Deposits and customer repurchase agreements	**441,704**	410,742	8
Shareholders' equity	**54,643**	51,858	5
Trust assets under management (market value)	**410,491**	337,796	22

Summary of Selected Financial Data

(dollars in thousands, except per share)	**2004**	2003	2002	2001	2000
Summary of Operations					
Interest income	**$ 24,809**	$ 24,884	$ 27,388	$ 31,296	$ 32,446
Interest expense	**8,819**	9,057	11,801	15,773	17,916
Net interest income	**15,990**	15,827	15,587	15,523	14,530
Provision for loan losses	**880**	1,695	1,190	1,480	753
Net interest income after provision for loan losses	**15,110**	14,132	14,397	14,043	13,777
Noninterest income	**7,093**	7,740	5,903	5,690	5,051
Noninterest expense	**15,996**	14,659	13,531	12,851	12,715
Income before income taxes	**6,207**	7,213	6,769	6,882	6,113
Income tax	**1,015**	1,373	1,196	1,288	1,106
Net income	**$ 5,192**	$ 5,840	$ 5,573	$ 5,594	$ 5,007
Per Common Share					
Basic earnings per share	**$ 1.54**	$ 1.74	$ 1.66	$ 1.67	$ 1.48
Diluted earnings per share	**1.54**	1.74	1.66	1.64	1.45
Regular cash dividends paid	**0.88**	0.82	0.75	0.69	0.61
Special cash dividends paid	–	–	0.20	–	–
Balance Sheet Data (end of year)					
Total assets	**$ 563,268**	$ 549,702	$ 532,357	$ 498,847	$ 465,985
Loans, net	**343,130**	330,196	316,756	300,123	297,307
Deposits	**399,896**	372,431	371,887	354,043	357,209
Long-term debt	**52,359**	56,467	59,609	50,362	29,477
Shareholders' equity	**54,643**	51,858	47,228	45,265	43,201
Trust assets under management	**410,491**	337,796	351,970	375,188	405,995
Performance Yardsticks (unaudited)					
Return on average assets	**0.93%**	1.09%	1.07%	1.14%	1.10%
Return on average equity	**9.77%**	11.80%	12.04%	12.51%	12.56%
Dividend payout ratio*	**56.82%**	46.87%	57.31%	41.95%	42.18%
Average equity to average asset ratio	**9.47%**	9.25%	8.85%	9.10%	8.77%

*Includes regular and special dividends declared.

A Message to the Shareholders

Dear Shareholder,

Your company produced disappointing results in 2004. Net Income declined by 11.1% from $5,840,000 in 2003 to $5,192,000 in 2004. Diluted earnings per share declined by 11.5% from $1.74 to $1.54. The primary drivers of our poor performance were increased non-interest expense relating to the opening of three new offices and the relocation of a fourth office within the past 22 months, coupled with a continued deterioration in the net interest margin. While net interest income grew by only $179,000 on a tax-equalized basis, salaries and benefits expense plus occupancy expense increased $1,146,000 or 12.6% during the year.

As shareholders, you received an increase in regular cash dividends per share of 7.3% from $.82 per share in 2003 to $.88 per share in 2004, adjusted for the five-for-four stock split in the form of a 25% stock dividend distributed in June, 2004. Excluding the special cash dividends paid in 1998, 1999, and 2002, regular cash dividends paid per share have grown at an average rate of 10.1% over the past five years.

The market value of a share of Franklin Financial stock declined by 1% from a closing price of $27.60 at December 31, 2003 to $27.25 at year-end 2004. After outperforming the market in general for four consecutive years, trading in community bank stocks was mixed in 2004. The year started off strongly, fueled by an increase in merger transactions in 2003 for the first time since 1998. Acquisition activity, however, began to fizzle in the first quarter and declined on a quarterly basis to a level below the number of transactions recorded in 2003. Concerns about the strength of the recovery, the flattening of the yield curve, as well as high community bank price-to-earnings ratios relative to the rest of the financial services sector contributed to a moderation in market valuations for many community banks.

Total assets reached a record $563,268,000 at December 31, 2004, representing a 2.5% increase over a year earlier. Total deposits and repurchase agreements were up 7.5% to $441,704,000 while net loans grew by $12,934,000 or 3.9% to $343,130,000. Average core deposits (i.e. checking, savings, and interest bearing checking), increased by 12.5%, while overall deposits and repurchase agreements increased by 4.1%. Average loan outstandings increased by 2.7%. Loan growth was moderated by several sales of fixed rate mortgages from our loan portfolio in anticipation of a rising rate environment.

Our financial condition remains strong as evidenced by a Total Risk-Based Capital Ratio of 14.74% and a Leverage Capital Ratio of 9.14%. These key ratios are well above levels that federal bank regulators require for an institution to be considered "well-capitalized".

Management is pleased that the initiatives implemented to improve asset quality during the past three years have been beneficial and we expect to improve upon or maintain these levels in the current year.

Your company's safety and soundness indicators, as measured by the Allowance for Loan Losses as a percentage of both total loans and total nonperforming loans, have continued to strengthen. The ratio of nonperforming assets to total assets improved to .17% as of year-end from .20% at December 31, 2003. We ended 2004 in a "net recovery position", as loan recoveries exceeded loan charge-offs for the year. Management is pleased that the initiatives implemented to improve asset quality during the past three years have been beneficial and we expect to improve upon or maintain these levels in the current year.

Net Interest Income continued to be negatively impacted by the low interest rate environment, increasing only 1% or $179,000 on a tax-equivalent basis. Our decision in 2001 to begin adding variable rate loans and securities in anticipation of rising interest rates coupled with a high level of refinancing of fixed rate loans in both our residential and commercial portfolios has resulted in a decline in our net interest margin on a tax-equivalent basis from 3.69% in 2001 to 3.49% in 2002 to 3.45% in 2003 and 3.33% in 2004. To illustrate this point, I would note that our portfolio of residential mortgages is currently earning approximately $225,000 less per quarter than one year ago.

As the Federal Reserve began to push short-term interest rates upward starting at mid-year in 2004, our net interest margin began to improve, increasing nineteen basis points between the third and fourth quarters. Management anticipates continued margin improvement as short-term


Bill Snell
President and CEO

rates continue to rise.

Residential mortgage closings in 2004 declined to approximately $60,000,000 from the record level of $90,000,000 in 2003 as rates began to rise and the "refi boom" ran out of steam. Residential mortgage lending remains a significant component of our revenue mix. As a community bank, our philosophy is to retain the servicing of these mortgages so that our customers can continue to make their monthly payments to us by mail, online, or at one of our community offices.

The market value of assets under management by our Investment and Trust Services Department increased by 21.5% from $337,796,000 at year-end 2003 to $410,491,000 at December 31, 2004. This growth reflects both an increase in market valuations, as well as a very successful year in terms of new relationships acquired. Fee income, including revenue generated through our Personal Investment Centers, increased by 6.9%. Based upon activity levels in the fourth quarter of 2004 and thus far in the first quarter of this year, management is optimistic that revenue growth for the Department in 2005 will exceed 2004 results.

We continue to make measurable progress relative to our initiatives to enhance customer convenience, improve operational efficiency, reinforce a Relationship Management culture, and evolve into a diversified financial services provider. I'd like to highlight a few accomplishments for you (see below).

Highlights of the Year

- **In late March, we opened our** sixteenth community office in The Point at Carlisle Plaza. This office, our third in the Carlisle market, features both a community office within the enclosed mall with an ATM, as well as a drive-up unit in the parking lot that incorporates a night depository and drive-up ATM convenience. Teresa Kline, a native of Carlisle with over 25 years of banking experience, manages the Carlisle Plaza Office, which has certainly increased both customer convenience and our visibility in this new market.

- **An Internet version of Franklin** Busine$$Link, a windows-based "treasury station" was introduced in April. By year-end, all existing Busine$$Link users had transitioned to the Internet version and more than two dozen new customer installations had been completed.

- **In November, F&M Trust was** ranked Number 14 in the list of medium-sized companies (50-250 employees) at the 2004 Best Places to Work in Pennsylvania Awards Dinner in Hershey. Your management and Board were delighted to receive this recognition, our second "Top 15" placement in two years, which reaffirms our efforts to create a work environment and corporate culture which supports our Mission as an independent community bank.

- **Interchange income earned from** our Freedom Card (debit card) increased by 14.7% as transaction volume grew by 21%. In November, we introduced the Franklin Busine$$Card, a debit card specifically designed for businesses. The Franklin Busine$$Card offers tremendous flexibility – each employee card is assigned a distinct PIN number for security purposes along with individual maximum daily cash and purchase amounts.

- **Log-ons to our on-line banking** service at www.fmtrustonline.com surpassed the 225,000 mark during 2004. Penetration of all households maintaining a transaction account at F&M Trust exceeded 30%. In February, we added Internet bill payment to our on-line banking package.

- **Our investment in Bankers** Settlement Services-Capital Region, LLC a bank-owned title insurance agency based in Harrisburg and affiliated with Investors Title Insurance Company, produced a return of 134% during 2004. Mortgages originated by F&M Trust and insured by Bankers Settlement Services accounted for approximately 12.1% of the agency's total gross premium revenue in 2004. Overall, the lending officers of F&M Trust achieved a 65% penetration rate on residential mortgages closed.



Bill Snell (left), President and CEO, and Ted McDowell (right), Executive Vice President, stand with the likeness of Benjamin Franklin, poised above the recently completed Heritage Center next to F&M Trust's Memorial Square Office. Both experienced executives provide the balanced leadership required to ensure F&M Trust offers the best mix of customer service and shareholder value.

In my last President's Message, I provided you with an update on two investments which management believes will enhance long-term growth in non-interest income. In December 2001, we became an investor in Pennbanks Insurance Company, SPC. Pennbanks, which is owned by nine Pennsylvania community banks, is a captive reinsurance company. Our investment enables Franklin Financial to participate in premium revenues on higher loan-to-value mortgage originations requiring private mortgage insurance (PMI). United Guaranty, a subsidiary of American International Group (AIG) serves as the private mortgage insurance underwriter. At year-end 2004, our portfolio of insured loans in force exceeded $21,000,000. PMI premium revenues generated through our investment in Pennbanks have exceeded projections during 2002, 2003, and 2004.

In January of 2004, we became the first member of Pennbanks to offer Debt Protection Coverage on non-revolving consumer loans. Debt Protection is a program that extinguishes all or part of the debt in the event of death, disability, or involuntary unemployment for a maximum of ten years. American General, another subsidiary of AIG, underwrites the program risk and cedes a portion of that risk to Pennbanks. As of year-end 2004, our portfolio of non-revolving consumer loans with "protected balances" exceeded $3,500,000.

As the economy improves and rates continue to rise, we believe that Franklin Financial is well positioned for improved performance.

The Board of Pennbanks is currently exploring other insurance related opportunities to generate additional revenues in future years, including the establishment of an insurance processing service center for personal lines of property and casualty insurance.

In mid-2002 Franklin Financial acquired a 9.9% interest in American Home Bank, N.A., headquartered in Lancaster. American Home Bank is a mortgage banking company, which was founded with the intention of expanding from a regional to a national focus. In accordance with the initial plan approved by your Board of Directors, Franklin Financial increased its ownership position in American Home Bank to approximately 21% as of April 1, 2004. Accordingly, we account for our investment in American Home Bank on the equity method of accounting, reporting approximately 21% of American Home Bank's earnings as non-interest income.

Mortgage closings at American Home Bank and its affiliates increased from approximately $250,000,000 in 2002 to $674,000,000 in 2003 to $1,140,000,000 in 2004. Although American Home Bank earned a profit of $860,000 in 2003, in its second full year of operation, net income fell to $57,000 in 2004. This decline can be attributed to one-time start-up expenses of approximately $500,000 relating to joint ventures and strategic alliances initiated in the fourth quarter of 2003 and the first quarter of 2004, as well as losses incurred in our Ameribanq Mortgage Group, LLC (AMG) joint venture, which I have discussed below. In addition to AMG, headquartered in Fairfax, Virginia, these initiatives included Integrity Bancorp Mortgage Company, LLC in Camp Hill, Pennsylvania, Forino Home Mortgage, LLC in Wyomissing, Pennsylvania, and Associated Capital Mortgage, LLC in Champaign, Illinois. Management believes that American Home Bank is positioned to deliver solid results in 2005.

In the fourth quarter of 2003, your company joined with American Home Bank and R. Daniel Lindley, formerly President of the Mid-Atlantic Division of RBC Mortgage Company, to form Ameribanq Mortgage Group, LLC (AMG). Under Mr. Lindley's management, the Mid-Atlantic Division of RBC Mortgage Company, a subsidiary of Royal Bank of Canada, closed $750,000,000 of residential mortgage originations in 2002 and more than $800,000,000 during the first nine months of 2003.

F&M Trust holds a 25% ownership position in AMG. This new mortgage company began offering residential mortgage loans through 22 locations, primarily in Virginia and Maryland, in November 2003. Early in 2004, Ameribanq management encountered extended difficulties in loan processing, closing, and secondary market operations, which continued throughout most of the year resulting in a loss of $1,394,000. Utilizing the equity method of accounting, F&M's share of this loss was approximately $348,500, which was largely offset by other income totaling approximately $303,000 relating to net interest income on AMG mortgages held for sale as well as wire transfer fees and funding fees relating to the temporary funding and subsequent resale of these mortgages.

In early 2005, Mr. Lindley provided written notice requiring the liquidation of AMG within ninety days.

Subsequently, AMG ceased accepting mortgage applications. The existing pipeline of mortgages is being liquidated. Negotiations among the owners relative to the ultimate disposition of the legal entity, as well as certain other assets, are ongoing as of mid-March.

A number of revisions and additions to our menu of products and services are planned during 2005. In November we entered into a Joint Marketing Agreement with Professional Insurance Services, Inc. (PISI) to offer Long Term Care Insurance. PISI, headquartered in Lemoyne, is one of the largest and oldest exclusive Long Term Care brokerage firms east of the Mississippi. Through this revenue sharing arrangement, we will be able to offer Long Term Care Insurance underwritten by numerous top-notch providers to individuals, groups, and businesses at very competitive rates.

We recently introduced a new Level III version to our Small Business Checking lineup. This account, which includes a no annual fee Franklin Busine$$Card (MasterCard debit) and free online Internet banking, is designed as a cost-effective solution for business customers with moderate account activity. New adjustable rate mortgage product offerings are planned by the end of the first quarter. We have also selected a vendor to support a commercial equipment leasing program, which will debut prior to mid-year.

As the economy improves and rates continue to rise, we believe that Franklin Financial is well positioned for improved performance. As always, your support and interest as a Franklin Financial shareholder is greatly appreciated.

Sincerely,

William E. Snell, Jr.
President & CEO



Total assets as dollars in millions
2004
466 499 532 550 563
Net loans as dollars in millions
2000 2001 2002 2004
297 300 317 330 343
Total deposits & repos as dollars in millions
2000 2001 2002 2004
390 396 410 411 442
Net income as dollars in thousands
2000 2001 2002 2003 2004
5,007 5,594 5,573 5,840 5,192
Regular cash dividends paid as dollars per share
2004
0.61 0.69 0.75 0.82 0.88
ROE/ROA as percentage values
2004
12.56 1.10 12.51 1.14 12.04 1.07 11.80 1.09 9.77 0.93
ROA


F&M
TRUST
THE POINT
AT CARLISLE PLAZA

This new state-of-the-art drive-up facility at The Point at Carlisle Plaza in Carlisle complements the full service F&M Trust office located inside the mall and enhances the convenience of our financial services to clients in Cumberland County.

Convenience.

Now more than ever, people want more convenience in their lives. Before committing to buy any product or service, today's consumers want to know: Is the service fast and responsive? User-friendly? Easily accessible? Nearby? Will it be available every time I want to use it? In banking terms, great service must to be fast, easy, and close. With F&M Trust, you'll find those features right here.

One customer's definition of convenience might be an F&M Trust community office that is nearby with office hours that fit their busy schedule. To another, it might mean 24-hour access to online banking through www.fmtrustonline.com.

In addition, people want multiple options. Depending upon where they are and what they need, customers will use office lobbies, drive-up windows, ATMs, telephone banking, the Internet, or even regular mail to access funds, make transactions, or get important account information.

That's why we offer our customers a variety of ways to do their banking – when and how they want. It's all about providing more convenience.

In addition, our customers prefer a feature that's *just as important* – our people. F&M Trust employees focus on delivering excellent customer service. Employees are the single biggest influence on our customers, and their actions impact customer satisfaction and relationships, which ultimately link to earnings, market share, and stock price.

Our goal is to help customers achieve success. In personal terms, it could mean home ownership, college education for their children, a new business, more travel, a comfortable retirement, or leaving a legacy for future generations. Our relationship management process defines a customer's goals and provides reliable options to help achieve them.

To do this, F&M Trust employees must build upon experience and knowledge through access to dedicated training, resources, and management support. When employees have a sense of pride, *a great attitude, real accountability,* plus get recognized for personal accomplishments, they'll develop a sense of contribution to the company and to the community. This way, the likelihood of our customers being satisfied is greatly enhanced.



Grace and Richard Hurley (center, right) enjoy the great personal service provided by Phyllis Amsley-Drawbaugh, Financial Services Officer and Manager, at F&M Trust's Norland Community Office.

The Great Place to Work Institute shows a direct correlation between employee happiness and trust with company earnings – when people grow, profits grow, too.

For the second consecutive year, F&M Trust placed in the Top 15 of The Best Places to Work In Pennsylvania (category: medium-size companies of 50 to 250 employees). The review process includes a survey in which employees are asked how they think the company is doing and how it could improve. In the 2004 survey, 89% of our employees agreed that F&M Trust is a great place to work!



Fast. Most of the time that a customer uses the bank in person, at ATMs, by phone, or on line, they do so to make a simple deposits, withdrawals, fund transfers, or loan payments.

While our proud team of tellers and customer service representatives handle the majority of interactions with fast, personal attention and service, not all transactions are simple ones. Some can be rather complex. That's why our managers, officers, and specialists are available at each office to help customers access funding for a car or new home, get expert financial planning advice, and more.

Businesses save time with our commercial service experts, too. F&M Trust provides a level of personal service found only in small banks, along with a diverse commercial product offering. Our specialists are well-versed in treasury stations, cash management, and employee benefits – a level of service typically found at larger banks. For example, our Employee Benefits Program provides business benefits for employers including profit sharing plans, pension plans, long term care, group life, medical, and disability insurance programs, and 401(k) plans.



Franklin BusinessLink
F&M TRUST
BusinessCard
MasterCard

Easy. At F&M Trust, individuals as well as business owners can enjoy financial tools that are designed to be more user-friendly.

The Freedom Access Center telephone banking service and fmtrustonline.com online service offer customers ready access 'round the clock. In addition to routine online banking services, customers can manage investing and our newest service enhancement – online trust access!

Small businesses, large corporations, municipalities, and nonprofit organizations have found that business management is easier with Franklin Busine$$Link (electronic cash management service), telephone banking, online business banking, and Franklin Busine$$Card (Business Debit MasterCard). These solutions can help effectively manage resources and operations, as well as improve cash flow to generate profits and enhance shareholder value.

Close. Wherever you are in Franklin and Cumberland Counties, chances are you'll find an F&M Trust office near you. Our community tradition started a century ago in a rented storefront in downtown Chambersburg, PA. Today, you'll find us in sixteen locations with twenty-one ATMs. Customers in Carlisle now enjoy F&M Trust's services at the Carlisle Plaza, with an office inside the mall as well as a drive-up facility in the parking area.

These days, 'close' means even more than just nearby convenience. At F&M Trust, it means our service is delivered in the true community spirit – we are 100% local. At each community office, we make decisions locally and focus on personalized solutions. There are no calls to any corporate headquarters in another time zone or metro area. Decisions are made right here – just like we did 100 years ago.

Community style doesn't mean less options. In fact, we like to say we've brought Wall Street a little closer to home through The Personal Investment Center. Customers have access to additional options like discount brokerage, mutual funds, annuities, and insurance. Our Memorial Square, Waynesboro, Shippensburg, and Ritner Highway offices include The Personal Investment Center – staffed by professional investment counselors focused on assisting with investment needs, retirement planning, IRA options, risk management issues, and more.

The Franklin Busine$$Card is F&M Trust's new business debit card designed to help company owners manage expenses with ease.



▲ Tom Peterson, Vice President – Investment & Trust Services (above left), and Jim Probst, Vice President – Investment & Trust Services (above right), take a moment to discuss ideas as they head towards their next client meeting.

◀ Dianne Cornman, Cash Management Specialist, checks in with Gary C. Heishman of Allen Distribution, based in Carlisle, PA. Gary relies on F&M Trust's Franklin Busine$$Link to support the management of his business that serves the national warehousing and distribution needs of Fortune-500 clients.

▶ Financial solutions in the Carlisle market are delivered by a team that includes (left to right): Beth Eppley – Ritner Highway and Hanover Street Office Manager, Brian Weikert – Commercial Services Officer, Terry Glass – Boiling Springs Office Manager, Jan Kennedy – Mortgage Originator, Deb Flyte – Personal Investment Counselor, and Teresa Kline – Carlisle Plaza Office Manager.


VALUE
WEAR
UNISEX



▲ Mike Kugler (above center), Vice President – Commercial Services, continues to help Mark Anker (above left) and Dr. Larry Sylvester (above right), owners of FutureVision in Chambersburg, retool their eyecare business processes to see a bottom line that's clearly better than what was offered by their previous larger-sized bank.

◀ John D. Stoner DVM (left) of Shippensburg Animal Hospital appreciates the great service provided by Brian Weikert (right), F&M Trust Commercial Services Officer. Brian helps keep business finances easier to manage so Dr. Stoner can service his veterinary clients in Carlisle, Mount Rock and Shippensburg.

In addition, F&M Trust officers have over a century of combined experience in the Investment & Trust Services Department. Our experts assist clients with trust services, estate planning, investment and asset management, advisory services, retirement and tax planning, disability protection, and distributing assets based upon client wishes or serving as executor.

Here. As we enter our 100th year of reliable service, the people of F&M Trust continue to build great friendships right here.

You'll find F&M Trust volunteers here at the SuperReader Library Tour, United Way Day of Caring, HeartWalk, Bowl for Kids Sake, or March of Dimes WalkAmerica, and more. Employees serve on boards and committees of local non-profit organizations. We're active volunteers in projects that help preserve history, conserve our natural resources, focus on education and youth, celebrate culture and arts, promote business development, improve healthcare, or other efforts to enhance the quality of life and the economic vitality of our communities.

In addition to volunteering time, F&M Trust invests 3 to 5% of net income in community organizations.

At the new Heritage Center in downtown Chambersburg, visitors can view an original oil painting entitled "The Burning of Chambersburg – July 30, 1864." The painting was commissioned by F&M Trust in commemoration of the 140th Anniversary of the burning of Chambersburg. The bank then donated the original painting by artist Ron Lesser to the Heritage Center. In addition, limited edition prints are being sold at the Heritage Center and at F&M Trust offices with a portion of the proceeds benefiting the Heritage Center.

Being here for you as an independent community bank – that's our ultimate goal. That's how we can best impact on the quality of life of friends who live and work here. It is how we can best offer a great place for our employees to work, contribute, and make a difference. And most of all, it is the best way that we can provide long-term value for our shareholders.

A Special Tribute to

Frank Rhodes

1920-2004

On October 2, 2004, Frank C. Rhodes passed away at the age of 84. Mr. Rhodes began his 40+ year banking career at F&M Trust in 1939 as a file clerk. He was the manager of the installment loan department from 1956 to 1959. In 1957, he was named assistant treasurer and assistant secretary in 1960, holding both titles until 1966. He was promoted to assistant vice president in 1967 and executive vice president in 1968. He then served as the eighth president of F&M Trust from 1971 to 1981.



Frank Rhodes
President, F&M Trust
1971 – 1981

"Bubby," as he was known, was a true community servant and he worked diligently for the betterment of the Chambersburg community. He was involved in numerous non-profit organizations including the Chambersburg Chamber of Commerce, Franklin County Heritage, Kittochtinny Historical Society, Gilmore-Hoerner Endowment Association, and The Shook Home. He was a volunteer at the Old Jail, and was involved in fund raising for the March of Dimes and United Way. Bubby also served as the treasurer of the Memorial Fountain Restoration Committee, as well as the financial secretary of his church, Falling Spring Presbyterian Church.

Mr. Rhodes helped carry the torch of community involvement, a long-standing F&M Trust tradition, that ultimately made a difference in Chambersburg. His efforts helped to leave this a better place to live and work. He will be missed.


Franklin Financial
Services Corporation

FFSC Board of Directors



Charles M. Sioberg
Chairman of the Board
Vice President –
Martin & Martin, Inc.



William E. Snell, Jr.
President and
Chief Executive Officer



Charles S. Bender II
Retired –
F&M Trust Executive
Vice President



G. Warren Elliott
Franklin County
Commissioner
Regional Representative –
General Code Publishers



Donald A. Fry
President –
Cumberland Valley Rental
and Towne Cleaners –
ANDOCO, Inc.



Dennis W. Good, Jr., Esq.
Retired –
Partner – McGuire, Woods,
Battle & Boothe, LLP



Allan E. Jennings, Jr.
President –
Jennings Chevrolet
Oldsmobile Cadillac, Inc.



H. Huber McCleary
President –
McCleary Oil Company



Jeryl C. Miller
Vice President and
Secretary –
Charles W. Karper, Inc.



Stephen E. Patterson, Esq.
Shareholder –
Patterson and Kiersz, P.C.



Kurt E. Suter
President –
Carlisle Mobile Homes, Inc.,
and Eastern Motor Inns



Martha B. Walker, Esq.
Partner --
Walker & MacBride –
a division of Barley, Snyder,
Senft & Cohen, LLC.

FFSC Officers

Charles M. Sioberg
Chairman of the Board

William E. Snell, Jr.
President and Chief Executive Officer

Ted D. McDowell
Executive Vice President

Mark R. Hollar
Treasurer and Chief Financial Officer

Catherine C. Angle
Corporate Secretary

Paula M. Reed
Assistant Corporate Secretary

F&M TRUST

F&M Trust Company Officers

Management

William E. Snell, Jr.
President and Chief Executive Officer

Ted D. McDowell
Executive Vice President
Relationship Management and
Financial Services Manager

Kenneth C. Ditzler
Senior Vice President
Marketing and Corporate
Communications Manager

Terrence M. Gingrow
Senior Vice President
Commercial Services Market Manager

Elaine G. Meyers
Senior Vice President
Chief Financial Officer (retired March 15, 2005)

Allen C. Rebok
Senior Vice President
Investment & Trust Services Manager

Karen C. Carmack
Vice President
Human Resources Manager

Ronald L. Cekovich
Vice President
Technology Services Manager

Mary F. Cramer
Vice President
Retail Services Market Manager

Olaf R. Hasse
Vice President
Consumer Lending Manager

Mark R. Hollar
Vice President
Chief Financial Officer and Treasurer

Sandra G. Small, Esq.
Vice President
Credit Administration Manager and
Compliance Officer

Relationship Management Division

Commercial Services

Dennis D. Allen
Vice President – Agriculture Specialist

Michael E. Kugler
Vice President

Robert J. Moser
Vice President

David A. Musser
Vice President

Dianne L. Cornman, CTP
Assistant Vice President –
Cash Management Specialist

Brian Weikert
Assistant Vice President

Kathleen M. Bloss
Credit Department Manager

Retail Services

L. Kay Estep
Assistant Vice President
GO Club Coordinator

FRANKLIN COUNTY OFFICES

Lincoln Way East Office

Kim S. McKenrick
Financial Services Officer and Manager

Marion Office

Renee L. Preso
Financial Services Officer and Manager

Vicky L. Carson
Assistant Financial Services Officer
and Assistant Manager

Memorial Square Office

Patricia A. Hanks
Assistant Vice President and Manager

Linda K. Stottlemyer
Financial Services Officer and
Assistant Manager

Pamela J. Kolsun
Assistant Financial Services Officer

Dennis R. Love
Assistant Financial Services Officer

Beverly A. Umbrell
Assistant Financial Services Officer

West Side Office

N. Joy Weller
Vice President and Manager

Mont Alto Office

Kathy J. Cook
Assistant Vice President and Manager

Patti A. Moore
Assistant Financial Services Officer
and Assistant Manager

Norland Office

Phyllis J. Amsley-Drawbaugh
Financial Services Officer and Manager

Menno Haven Offices –
Penn Hall and Menno Village

Bonita C. Yocum
Assistant Vice President and Manager

Orchard Park Office

Antonia L. Diffenderfer
Assistant Vice President and Manager

Waynesboro Office

Joyce E. Benedict
Financial Services Officer and Manager

CUMBERLAND COUNTY OFFICES

Boiling Springs Office

Terry Ann Glass
Financial Services Officer and Manager

Newville Office

Ellen L. Ile
Financial Services Officer and Manager

Shippensburg Office

Marilyn L. Stouffer
Financial Services Officer and Manager

Barbara A. Hoover
Assistant Financial Services Officer
and Assistant Manager

Carlisle Area – Ritner Highway and Hanover Street Offices

Beth Ann Eppley
Financial Services Officer and Manager

Charlene M. Shearer
Hanover Street - Assistant Financial
Services Officer and Assistant Manager

Carlisle Area – Carlisle Plaza Office

Teresa F. Kline
Financial Services Officer and Manager

Consumer Lending Services

Brett R. Otto
Assistant Vice President
Loan Operations Manager

Heidi S. Lautenslager
Assistant Loan Operations Manager

Susan E. Michael
Dealer Center Officer

Investment & Trust Services

William M. L. Etter, Jr.
Vice President
Senior Trust Investment Officer

Ronald R. Froeschle, QPA, QKA
Vice President
Employee Benefits Officer

Thomas L. Peterson, LUTCF
Vice President
Market Manager

Charles R. Porter
Vice President
Business Development

James P. Probst
Vice President
Investment & Trust Services Officer

Michael G. Williams
Vice President
Senior Investment Portfolio Manager

Dennis L. Wilson
Vice President
Investment & Trust Services Officer

Judy V. Shade
Assistant Vice President
Investment & Trust Services Officer

Diana L. Sponseller
Assistant Vice President
Investment & Trust Services Officer

Heather C. Etter
Estate Administration Officer

Debra E. Flyte
Assistant Investment & Trust
Services Officer
Personal Investment Counselor

Kevin T. Shoemaker, CFP
Assistant Investment & Trust
Services Officer
Personal Investment Counselor

Avis M. Polk
Personal Investment Counselor

Jack L. Turner
Personal Investment Counselor

Marketing

Stephanie Etter-Shenton
Marketing Officer

Facilities

Barry L. Shetter
Assistant Vice President
Facilities Manager

[illegible]

Catherine C. Angle
Corporate Secretary

Paula M. Reed
Assistant Corporate Secretary

Credit Administration Division

Lorie M. Heckman
Assistant Vice President
Credit Recovery Officer, Security Officer,
and Assistant Compliance Officer

Duncan A. MacRae
Assistant Vice President
Loan Review Manager

John W. Olander
Assistant Loan Review Officer, Assistant
Compliance Officer, and CRA Officer

Peggy J. Elder
Documentation Review Officer

Technology Services Division

Barry R. Walter
Vice President

Matthew C. Clark
Assistant Technology Services Officer

Karen E. Davis
Deposit Operations Manager

Stacey A. Stenger
Data Operations Manager

Community Office Locations

Memorial Square
20 South Main Street
Chambersburg
717-264-6116

Lincoln Way East
1712 Lincoln Way East
Chambersburg
717-264-9414

West Side
1100 Lincoln Way West
Chambersburg
717-263-9168

Orchard Park
841 Wayne Avenue
Chambersburg
717-263-1801

Norland
2405 Philadelphia Avenue
Chambersburg
717-264-5122

Penn Hall
1425 Philadelphia Avenue
Chambersburg
717-261-3660

Menno Village
2075 Scotland Avenue
Chambersburg
717-261-3697

Marion
5293 Main Street
Marion
717-375-2200

Mont Alto
8 Park Street
Mont Alto
717-749-3161

Waynesboro
200 East Main Street
Waynesboro
717-762-2188

Boiling Springs
3 East First Street
Boiling Springs
717-241-4131

Newville
9 West Big Spring Avenue
Newville
717-776-2240

Shippensburg
13 Shippensburg Shopping Center
Shippensburg
717-530-2100

Ritner Highway
1901 Ritner Highway
Carlisle
717-960-1400

Hanover Street
14 North Hanover Street
Carlisle
717-249-1331

Carlisle Plaza
800 East High Street
Carlisle
717-249-0526

STAR®/Cirrus® ATM Locations

Indicates drive-up access *Indicates walk-up access only*

Downtown Drive-Up
150 Lincoln Way East
Chambersburg

Lincoln Way East
1712 Lincoln Way East
Chambersburg

West Side
1100 Lincoln Way West
Chambersburg

Orchard Park
841 Wayne Avenue
Chambersburg

Norland
2405 Philadelphia Avenue
Chambersburg

Penn Hall
1425 Philadelphia Avenue
Chambersburg

Menno Village
2075 Scotland Avenue
Chambersburg

Fayetteville
4025 Lincoln Way East
Fayetteville

Marion
5293 Main Street
Marion

Greencastle Market Place
518 North Antrim Way
Greencastle

Mont Alto
8 Park Street
Mont Alto

Waynesboro
200 East Main Street
Waynesboro

Waynesboro Market Place
200 East Main Street
Waynesboro

Zullinger
4884 Buchanan Trail East
Zullinger

Boiling Springs
3 East First Street
Boiling Springs

Newville
9 West Big Spring Avenue
Newville

Shippensburg
13 Shippensburg Shopping Center
Shippensburg

Ritner Highway
1901 Ritner Highway
Carlisle

Hanover Street
14 North Hanover Street
Carlisle

Carlisle Plaza
800 East High Street
Carlisle

Carlisle Plaza Drive-Up
700 East High Street
Carlisle

General Access Information

FFSC / F&M Trust Headquarters
Local: 717-264-6116
Toll-free: 888-264-6116

Freedom Access Center
(telephone banking service)
Local: 717-261-3662
Toll-Free: 888-261-3662

24-Hour Online Access
www.fmtrustonline.com

Shareholders' Information

Dividend Reinvestment Plan

Franklin Financial Services Corporation offers a dividend reinvestment program whereby shareholders with stock registered in their own names may reinvest their dividends in additional shares of the Corporation. Information concerning this optional program is available by contacting the Corporate Secretary at 20 South Main Street, PO Box 6010, Chambersburg, PA 17201-6010, telephone 717-264-6116.

Dividend Direct Deposit Program

Franklin Financial Services Corporation offers a dividend direct deposit program whereby shareholders with stock registered in their own names may choose to have their dividends deposited directly into the bank account of their choice on the dividend payment date. Information concerning this optional program is available by contacting the Corporate Secretary at 20 South Main Street, PO Box 6010, Chambersburg, PA 17201-6010, telephone 717/264-6116.

Annual Meeting

The Annual Shareholders' Meeting will be held Tuesday, April 26, 2005 at the Lighthouse Restaurant, 4301 Philadelphia Avenue, Chambersburg. The Business Meeting will begin at 10:30 a.m. and will be followed by a luncheon. If interested in attending, please complete and return the reservation form reply card by April 15.

Stock Information

The following brokers are registered as market makers of Franklin Financial Services Corporation's common stock:

- **Ferris Baker Watts**
  17 East Washington Street
  Hagerstown, MD 21740
  800-344-4413
- **RBC Dain-Rauscher**
  2101 Oregon Pike
  Lancaster, PA 17601
  800-646-8647
- **Boenning & Scattergood, Inc.**
  1700 Market St., Suite 1420
  Philadelphia, PA 19103-3913
  800-883-1212
- **Ryan, Beck & Co**
  3 Parkway, Philadelphia, PA 19102
  800-223-8969

Registrar and Transfer Agent:

The registrar and transfer agent for Franklin Financial Services Corporation is Fulton Financial Advisors, N.A., One Penn Square, PO Box 4887, Lancaster, PA 17602, telephone 717-291-2590.

Web site:

www.franklinfin.com

Market & Dividend Information

The Corporation's common stock is not actively traded in the over-the-counter market. The Corporation's stock is listed under the symbol "FRAF" on the O.T.C. Electronic Bulletin Board, an automated quotation service. Current price information is available from account executives at most brokerage firms as well as the registered market makers of Franklin Financial Services Corporation common stock as listed above under Shareholders' Information.

There were 1,949 shareholders of record as of December 31, 2004. The range of high and low bid prices, as reported by local sources, is shown below for the years 2004 and 2003. Also shown are the regular cash dividends paid for the same years. All prices have been adjusted for the 5-for-4 stock split issued in the form of a 25% stock dividend distributed to shareholders in June of 2004.

2004 Per Share	High	Low	Cash Dividends Paid
First quarter	$27.60	$26.80	$0.21
Second quarter	27.60	25.25	0.21
Third quarter	25.25	23.30	0.23
Fourth quarter	27.75	24.85	0.23

2003 Per Share	High	Low	Cash Dividends Paid
First quarter	$21.76	$21.08	$0.19
Second quarter	23.60	21.56	0.21
Third quarter	25.40	24.08	0.21
Fourth quarter	27.20	25.20	0.21

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-12126

FRANKLIN FINANCIAL SERVICES CORPORATION

(Exact name of registrant as specified in its charter)

PENNSYLVANIA	25-1440803
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
20 South Main Street, Chambersburg, PA	**17201-0819**
(Address of principal executive offices)	(Zip Code)

(717) 264-6116
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act
NONE

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $1.00 per share
(Title of class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

There were 3,370,818 outstanding shares of the Registrant's common stock as of February 28, 2005.

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of the 2,936,689 shares of the Registrant's common stock held by nonaffiliates of the Registrant as of June 30, 2004 based on the price of such shares, was $76,353,914.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive annual proxy statement to be filed, pursuant to Reg. 14A within 120 days after December 31, 2004, are incorporated into Part III.

(This page has been left blank intentionally.)

FRANKLIN FINANCIAL SERVICES CORPORATION
FORM 10-K
INDEX

Part I

Item 1. Business

General

Franklin Financial Services Corporation (the "Corporation") was organized as a Pennsylvania business corporation on June 1, 1983 and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"). On January 16, 1984, pursuant to a plan of reorganization approved by the shareholders of Farmers and Merchants Trust Company of Chambersburg ("F&M Trust" or "the Bank") and the appropriate regulatory agencies, the Corporation acquired all the shares of F&M Trust and issued its own shares to former F&M Trust shareholders on a share-for-share basis.

The Corporation conducts substantially all of its business through its direct banking subsidiary, F&M Trust, which is wholly owned. Another direct subsidiary, Franklin Financial Properties Corp. was organized in 2002 as a "qualified real estate subsidiary." F&M Trust, established in 1906, is a full-service, Pennsylvania-chartered commercial bank and trust company, which is not a member of the Federal Reserve System. F&M Trust, which operates 15 full service offices in Franklin and Cumberland Counties, Pennsylvania, engages in general commercial, retail banking and trust services normally associated with community banks and its deposits are insured (up to applicable limits) by the Federal Deposit Insurance Corporation (the "FDIC"). A wide variety of banking services are offered by F&M Trust to businesses, individuals, and governmental entities. These services include, but are not necessarily limited to, accepting and maintaining checking, savings, and time deposit accounts, providing investment and trust services, making loans and providing safe deposit facilities. Franklin Financial Properties Corp. was established to hold real estate assets used by F&M Trust in its banking operations.

The Corporation's banking subsidiary is not dependent upon a single customer or a few customers for a material part of its business. Thus, the loss of any customer or identifiable group of customers would not materially affect the business of the Corporation or F&M Trust in an adverse manner. Also, none of the Corporation's business is seasonal. The Bank's lending activities consist primarily of commercial real estate, agricultural, commercial and industrial loans, installment and revolving loans to consumers, residential mortgage loans, and construction loans. Secured and unsecured commercial and industrial loans, including accounts receivable and inventory financing, and commercial equipment financing, are made to small and medium-sized businesses, individuals, governmental entities, and non-profit organizations. F&M Trust also participates in Pennsylvania Higher Education Assistance Act student loan programs and Pennsylvania Housing Finance Agency programs.

Installment loans involve both direct loans to consumers and the purchase of consumer obligations from dealers and others who have sold or financed the purchase of merchandise, including automobiles and mobile homes, to their customers. The Bank's mortgage loans include long-term loans to individuals and to businesses secured by mortgages on the borrower's real property. Construction loans are made to finance the purchase of land and the construction of buildings thereon, and are secured by mortgages on real estate. In certain situations, the Bank acquires properties through foreclosure on delinquent mortgage loans. The Bank holds these properties until such time as they are sold.

F&M Trust's Investment and Trust Services Department offers all of the personal and corporate trust services normally associated with trust departments of area banks including: estate planning and administration, corporate and personal trust fund management, pension, profit sharing and other employee benefit funds management, and custodial services. F&M Trust's Personal Investment Center sells mutual funds, annuities and selected insurance products.

Competition

The Corporation and its banking subsidiary operate in a competitive environment that has intensified in the past few years as they have been compelled to share their market with institutions that are not subject to the regulatory restrictions on domestic banks and bank holding companies. Profit margins in the traditional banking business of lending and gathering deposits have declined as deregulation has allowed nonbanking institutions to offer alternative services to many of F&M Trust's customers.

The principal market of F&M Trust is in Franklin County and western Cumberland County, Pennsylvania. The majority of the Bank's loan and deposit customers are in Franklin County. There are many commercial bank competitors in this region, in addition to credit unions, savings and loan associations, mortgage banks, brokerage firms and other competitors. The Bank competes with various strategies including customer service and convenience, a wide variety of products and services, and the pricing of loans and deposits. F&M Trust is the largest financial institution headquartered in Franklin County and had total assets of approximately $563.3 million on December 31, 2004.

Staff

As of December 31, 2004, the Corporation and its banking subsidiary had 204 full-time equivalent employees. The officers of the Corporation are employees of the bank. Most employees participate in pension, profit sharing/bonus, and employee stock purchase plans and are provided with group life, health and major medical insurance. Management considers employee relations to be excellent.

Supervision and Regulation

Various requirements and restrictions under the laws of the United States and under Pennsylvania law affect the Corporation and its subsidiaries.

General

The Corporation is registered as a bank holding company and is subject to supervision and regulation by the Board of Governors of the Federal Reserve System under the Bank Holding Act of 1956, as amended. The Corporation has also made an effective election to be treated as a "financial holding company." Financial holding companies are bank holding companies that meet certain minimum capital and other standards and are therefore entitled to engage in financially related activities on an expedited basis; see further discussion below. As a financial holding company, the Corporation's activities and those of its bank subsidiary are limited to the business of banking and activities closely related or incidental to banking. Bank holding companies are required to file periodic reports with and are subject to examination by the Federal Reserve Board. The Federal Reserve Board has issued regulations under the Bank Holding Company Act that require a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. As a result, the Federal Reserve Board, pursuant to such regulations, may require the Corporation to stand ready to use its resources to provide adequate capital funds to its bank subsidiary during periods of financial stress or adversity.

The Bank Holding Company Act prohibits the Corporation from acquiring direct or indirect control of more than 5% of the outstanding shares of any class of voting stock, or substantially all of the assets of, any bank, or from merging or consolidating with another bank holding company, without prior approval of the Federal Reserve Board. Additionally, the Bank Holding Company Act prohibits the Corporation from engaging in or from acquiring ownership or control of more than 5% of the outstanding shares of any class of voting stock of any company engaged in a non-banking business, unless such business is determined by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto. The types of businesses that are permissible for bank holding companies to own are specified by federal legislation; see discussion below.

As a Pennsylvania bank holding company for purposes of the Pennsylvania Banking Code, the Corporation is also subject to regulation and examination by the Pennsylvania Department of Banking.

The Bank is a state chartered bank that is not a member of the Federal Reserve System, and its deposits are insured (up to applicable limits) by the Federal Deposit Insurance Corporation (the "FDIC"). Accordingly, the Bank's primary federal regulator is the FDIC, and the Bank is subject to extensive regulation and examination by the FDIC and the Pennsylvania Department of Banking. The Bank is also subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. The Community Reinvestment Act requires the Bank to help meet the credit needs of the entire community where the Bank operates, including low and moderate-income neighborhoods. The Bank's rating under the Community Reinvestment Act, assigned by the FDIC pursuant to an examination of the Bank, is important in determining whether the bank may receive approval for, or utilize certain streamlined procedures in, applications to engage in new activities. Various consumer laws and regulations also affect the operations of the Bank. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.

Capital Adequacy Guidelines

Bank holding companies are required to comply with the Federal Reserve Board's risk-based capital guidelines. The required minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least half of the total capital is required to be "Tier 1 capital," consisting principally of common shareholders' equity, less certain intangible assets. The remainder ("Tier 2 capital") may consist of certain preferred stock, a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, and a limited amount of the general loan loss allowance. The risk-based capital guidelines are required to take adequate account of interest rate risk, concentration of credit risk, and risks of nontraditional activities.

In addition to the risk-based capital guidelines, the Federal Reserve Board requires a bank holding company to maintain a leverage ratio of a minimum level of Tier 1 capital (as determined under the risk-based capital guidelines) equal to 3% of average total consolidated assets for those bank holding companies which have the highest regulatory examination ratings and are not contemplating or experiencing significant growth or expansion. All other bank holding companies are required to maintain a ratio of at least 1% to 2% above the stated minimum. The Bank is subject to almost identical capital requirements adopted by the FDIC. In addition to FDIC capital requirements, the Pennsylvania Department of Banking also requires state chartered banks to maintain a 6% leverage capital level and 10% risk based capital, defined substantially the same as the federal regulations.

Prompt Corrective Action Rules

The federal banking agencies have regulations defining the levels at which an insured institution would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." The applicable federal bank regulator for a depository institution could, under certain circumstances, reclassify a "well-capitalized" institution as "adequately capitalized" or require an "adequately capitalized" or "undercapitalized" institution to comply with supervisory actions as if it were in the next lower category. Such a reclassification could be made if the regulatory agency determines that the institution is in an unsafe or unsound condition (which could include unsatisfactory examination ratings). At December 31, 2004, the Corporation and the Bank each satisfied the criteria to be classified as "well capitalized" within the meaning of applicable regulations.

Regulatory Restrictions on Dividends

Dividend payments by the Bank to the Corporation are subject to the Pennsylvania Banking Code, the Federal Deposit Insurance Act, and the regulations of the FDIC. Under the Banking Code, no dividends may be paid except from "accumulated net earnings" (generally, retained earnings). The Federal Reserve Board and the FDIC have formal and informal policies which provide that insured banks and bank holding companies should generally pay dividends only out of current operating earnings, with some exceptions. The Prompt Corrective Action Rules, described above, further limit the ability of banks to pay dividends, because banks which are not classified as well capitalized or adequately capitalized may not pay dividends.

Under these policies and subject to the restrictions applicable to the Bank, the Bank could declare, during 2005, without prior regulatory approval, aggregate dividends of approximately $30.5 million, plus net profits earned to the date of such dividend declaration.

FDIC Insurance Assessments

The FDIC has implemented a risk-related premium schedule for all insured depository institutions that results in the assessment of premiums based on capital and supervisory measures. Under the risk-related premium schedule, the FDIC assigns, on a semiannual basis, each depository institution to one of three capital groups (well-capitalized, adequately capitalized or undercapitalized) and further assigns such institution to one of three subgroups within a capital group. The institution's subgroup assignment is based upon the FDIC's judgment of the institution's strength in light of supervisory evaluations, including examination reports, statistical analyses and other information relevant to measuring the risk posed by the institution. Only institutions with a total capital to risk-adjusted assets ratio of 10% or greater, a Tier 1 capital to risk-based assets ratio of 6% or greater, and a Tier 1 leverage ratio of 5% or greater, are assigned to the well-capitalized group. As of December 31, 2004, the Bank was well capitalized for purposes of calculating insurance assessments.

The Bank Insurance Fund is presently fully funded at more than the minimum amount required by law. Accordingly, the 2005 Bank Insurance Fund assessment rates range from zero for those institutions with the least risk, to $0.27 for every $100 of insured deposits for institutions deemed to have the highest risk. The Bank is in the category of institutions that presently pay nothing for deposit insurance. The FDIC adjusts the rates every six months.

While the Bank presently pays no premiums for deposit insurance, it is subject to assessments to pay the interest on Financing Corporation bonds. The Financing Corporation was created by Congress to issue bonds to finance the resolution of failed thrift institutions. Commercial banks and thrifts are subject to the same assessment for Financing Corporation bonds. The FDIC sets the Financing Corporation assessment rate every quarter. The Financing Corporation assessment for the Bank (and all other banks) for the first quarter of 2005 is an annual rate of $.0144 for each $100 of deposits.

New Legislation

No significant legislation in the financial services area was enacted in 2004. The Gramm-Leach-Bliley Act, enacted in 1999, changed certain banking laws that had been in effect since the early part of the 20th century. The most radical changes were that the separation between banking and the securities businesses mandated by the Glass-Steagall Act was removed, and the provisions of any state law that prohibits affiliation between banking and insurance entities were preempted. The provisions of federal law that preclude banking entities from engaging in non-financially related activities, such as manufacturing, were not changed. The Gramm-Leach-Bliley Act also contained a number of additional provisions, including the Right to Financial Privacy Act that directly affects banks and their customers.

The USA PATRIOT Act, enacted in direct response to the terrorist attacks on September 11, 2001, strengthens the anti-money laundering provisions of the Bank Secrecy Act. Most of the new provisions added by the Act apply to accounts at or held by foreign banks, or accounts of or transactions with foreign entities. The Bank does not have a significant foreign business and does not expect this Act to materially affect its operations. The Act does, however, require the banking regulators to consider a bank's record of compliance under the Bank Secrecy Act in acting on any application filed by a bank. As the Bank is subject to the provisions of the Bank Secrecy Act (i.e., reporting of cash transactions in excess of $10,000), the Bank's record of compliance in this area will be an additional factor in any applications filed by it in the future. To the Bank's knowledge, its record of compliance in this area is satisfactory.

The Sarbanes-Oxley Act was enacted in 2002. This Act is not a banking law, but applies to all public companies, including the Corporation. Sarbanes-Oxley is designed to restore investor confidence. Sarbanes-Oxley adopts new standards of corporate governance and imposes new requirements on the board and management of public companies. The chief executive officer and chief financial officer of a public company must now certify the financial statements of the company. New definitions of "independent directors" have been adopted, and new responsibilities and duties have been established for the audit and other committees of the board. In addition, the reporting requirements for insider stock transactions have been revised, requiring most transactions to be reported within two business days. While complying with Sarbanes-Oxley will result in increased costs to the Corporation, the additional costs are not expected to have a material effect on the Corporation.

The Fair and Accurate Credit Transaction Act was adopted in 2003. It extends and expands upon provisions in the Fair Credit Reporting Act, affecting the reporting of delinquent payments by customers and denials of credit applications. The revised act imposes additional record keeping, reporting, and customer disclosure requirements on all financial institutions, including the Bank. Also in late 2003, the Check 21 Act was adopted. This Act affects the way checks can be processed in the banking system, allowing payments to be converted to electronic transfers rather than processed as traditional paper checks.

Congress is often considering some financial industry legislation, and the federal banking agencies routinely propose new regulations. New legislation and regulation may include dramatic changes to the federal deposit insurance system. The Corporation cannot predict how any new legislation, or new rules adopted by the federal banking agencies, may affect its business in the future.

Selected Statistical Information

Certain statistical information is included in this report as part of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 2. Properties

The Corporation's headquarters is located in the main office of F&M Trust at 20 South Main Street, Chambersburg, Pennsylvania. This location also houses a community banking office as well as operational support services for the bank. The Corporation currently owns one building that is no longer used for bank operations and land that was purchased for a community banking office, but will not be used for that purpose. Both of these properties are now listed for sale with a local realtor. F&M Trust opened its sixteenth community banking office in a leased facility in March 2004.

The Corporation owns or leases twenty-five properties in Franklin (19) and Cumberland (6) Counties, Pennsylvania as described below:

Property	Owned	Leased
Community Banking Offices	11	5
Remote ATM Sites	1	3
Other Properties	3	2

Item 3. Legal Proceedings

None

Item 4. Submission of Matters to a Vote of Security Holders

None

Part II

Item 5. Market for Registrant's Common Equity and Related Shareholder Matters

Market and Dividend Information

The Corporation's common stock is not actively traded in the over-the-counter market. The Corporation's stock is listed under the symbol "FRAF" on the OTC Electronic Bulletin Board, an automated quotation service. Current price information is available from account executives at most brokerage firms as well as the registered market makers of Franklin Financial Services Corporation common stock as listed below under Shareholders' Information.

The range of high and low bid prices is shown below for the years 2004 and 2003, as well as cash dividends paid for those periods. The bid quotations reflect interdealer quotations, do not include retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions. The closing price of Franklin Financial Services Corporation common stock recorded from an actual transaction on December 31, 2004, was $27.25. The Corporation had 1,949 shareholders of record as of December 31, 2004.

Market and Dividend Information
Bid Price Range Per Share

	2004			2003		
(Dollars per share)	High	Low	Dividends Declared	High	Low	Dividends Declared
First quarter	**$27.60**	**$26.80**	**$0.21**	$21.76	$21.08	$0.19
Second quarter	**27.60**	**25.25**	**0.21**	23.60	21.56	0.21
Third quarter	**25.25**	**23.30**	**0.23**	25.40	24.08	0.21
Fourth quarter	**27.75**	**24.85**	**0.23**	27.20	25.20	0.21
			$0.88			$0.82

Per share information has been adjusted retroactively to reflect all stock splits and dividends.

The information related to equity compensation plans is incorporated by reference to the materials set forth under the heading "Equity Compensation Plan Information" on Page 24 of the Corporation's Proxy Statement for the 2005 Annual Meeting of Shareholders. There were no purchases of issuer equity securities in the fourth quarter of 2004.

Shareholders' Information

Dividend Reinvestment Plan:

Franklin Financial Services Corporation offers a dividend reinvestment program whereby shareholders with stock registered in their own names may reinvest their dividends in additional shares of the Corporation. Information concerning this optional program is available by contacting the Corporate Secretary at 20 South Main Street, P.O. Box 6010, Chambersburg, PA 17201-6010, telephone 717/264-6116.

Dividend Direct Deposit Program:

Franklin Financial Services Corporation offers a dividend direct deposit program whereby shareholders with registered stock in their own names may choose to have their dividends deposited directly into the bank account of their choice on the dividend payment date. Information concerning this optional program is available by contacting the Corporate Secretary at 20 South Main Street, P.O. Box 6010, Chambersburg, PA 17201-6010, telephone 717/264-6116.

Annual Meeting:

The Annual Shareholders' Meeting will be held on Tuesday, April 26, 2005, at the Lighthouse Restaurant, 4301 Philadelphia Avenue, Chambersburg, Pennsylvania. The Business Meeting will begin at 10:30 a.m. followed by a luncheon.

Website:

www.franklinfin.com

Stock Information:

The following brokers are registered as market makers of Franklin Financial Services Corporation's common stock:

Ferris Baker Watts	17 East Washington Street, Hagerstown, MD 21740	800/344-4413
RBC Dain-Rauscher	2101 Oregon Pike, Lancaster, PA 17601	800/646-8647
Boenning & Scattergood, Inc.	1700 Market Street, Suite 1420 Philadelphia, PA 19103-3913	800/883-1212
Ryan, Beck & Co.	3 Parkway, Philadelphia, PA 19102	800/223-8969

Registrar and Transfer Agent:

The registrar and transfer agent for Franklin Financial Services Corporation is Fulton Bank, P.O. Box 4887, Lancaster, PA 17604.

Item 6. Selected Financial Data

Summary of Selected Financial Data

	2004	2003	2002	2001	2000
		(Dollars in thousands, except per share)			
Summary of operations					
Interest income	$ 24,809	$ 24,884	$ 27,388	$ 31,296	$ 32,446
Interest expense	8,819	9,057	11,801	15,773	17,916
Net interest income	15,990	15,827	15,587	15,523	14,530
Provision for loan losses	880	1,695	1,190	1,480	753
Net interest income after provision for loan losses	15,110	14,132	14,397	14,043	13,777
Noninterest income	7,093	7,740	5,903	5,690	5,051
Noninterest expense	15,996	14,659	13,531	12,851	12,715
Income before income taxes	6,207	7,213	6,769	6,882	6,113
Income tax	1,015	1,373	1,196	1,288	1,106
Net income	$ 5,192	$ 5,840	$ 5,573	$ 5,594	$ 5,007
Per common share					
Basic earnings per share	$ 1.54	$ 1.74	$ 1.66	$ 1.67	$ 1.48
Diluted earnings per share	1.54	1.74	1.66	1.64	1.45
Regular cash dividends paid	0.88	0.82	0.75	0.69	0.61
Special cash dividends paid	—	—	0.20	—	—
Balance sheet data (end of year)					
Total assets	$563,268	$549,702	$532,357	$498,847	$465,985
Loans, net	343,130	330,196	316,756	300,123	297,307
Deposits	399,896	372,431	371,887	354,043	357,209
Long-term debt	52,359	56,467	59,609	50,362	29,477
Shareholders' equity	54,643	51,858	47,228	45,265	43,201
Performance yardsticks					
Return on average assets	0.93%	1.09%	1.07%	1.14%	1.10%
Return on average equity	9.77%	11.80%	12.04%	12.51%	12.56%
Dividend payout ratio	56.82%	46.87%	57.31%	41.95%	42.18%
Average equity to average asset ratio	9.47%	9.25%	8.85%	9.10%	8.77%
Trust assets under management	$410,491	$337,796	$351,970	$375,188	$405,995

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies:

Disclosure of the Corporation's significant accounting policies is included in Note 1 to the consolidated financial statements. Certain of these policies are particularly sensitive requiring significant judgements, estimates and assumptions to be made by management. Senior management has discussed the development of such estimates, and related Management Discussion and Analysis disclosure, with the audit committee of the board of directors. The following accounting policies are the ones identified by management to be critical to the results of operations:

Allowance for Loan Losses—The allowance for loan losses is the estimated amount considered adequate to cover credit losses inherent in the outstanding loan portfolio at the balance sheet date.

The allowance is established through the provision for loan losses, charged against income. In determining the allowance for loan losses, management makes significant estimates and, accordingly, has identified this policy as probably the most critical for the Corporation.

Management performs a monthly evaluation of the adequacy of the allowance for loan losses. Consideration is given to a variety of factors in establishing this estimate including, but not limited to, current economic conditions, diversification of the loan portfolio, delinquency statistics, results of internal loan reviews, borrowers' actual or perceived financial and managerial strengths, the adequacy of the underlying collateral (if collateral dependent) and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

The analysis has two components, specific and general allocations. Collateral values discounted for market conditions and selling costs are used to establish specific allocations. The Bank's historical loan loss experience, loan administration factors, delinquency rates and general economic conditions are used to establish general allocations for the remainder of the portfolio. The analysis produces a low to high range for the adequacy of the allowance. At December 31, 2004, the low range for the allowance for loan losses was $3.0 million while the high range was $5.0 million. The allowance for loan losses totaled $4.9 million at December 31, 2004.

Management monitors the adequacy of the allowance for loan losses on an ongoing basis and reports its adequacy assessment monthly to the Board of Directors, and quarterly to the Audit Committee.

Mortgage Servicing Rights—The Bank lends money to finance residential properties for its customers. Due to the high dollar volume of mortgage loans originated annually by the Bank, the Bank chooses not to keep all of these loans on its balance sheet. As a result, many of the originated mortgage loans are sold on the secondary market, primarily to Federal National Mortgage Association (FNMA). Although the Bank has chosen to sell these loans, its practice is to retain the servicing of these loans. This means that the customers whose loans have been sold to the secondary market make their monthly payments to the Bank.

As required by Statement of Financial Accounting Standard No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities", upon the sale of mortgage loans, the Bank capitalizes the value allocated to the servicing rights in other assets and makes a corresponding entry to other income from mortgage banking activities. The capitalized servicing rights are amortized against noninterest income in proportion to, and over the periods of, the estimated net servicing income of the underlying financial assets.

Capitalized servicing rights are evaluated for impairment monthly based upon the fair value of the rights as compared to amortized cost. The rights are deemed to be impaired when the fair value of the rights is less than the amortized cost. If impaired, the Bank records a charge against noninterest income from mortgage banking activities through a mortgage servicing rights valuation allowance. The amount charged to the valuation allowance can be reversed in future periods if the rights are determined to no longer be impaired. However, the amount of impairment reversed may not exceed the balance of the valuation allowance.

The fair value of the servicing rights is determined by using quoted prices for similar assets with similar characteristics, when available, or estimated based on projected discounted cash flows using market based assumptions. The Bank primarily uses the discounted cash flow method. In determining the fair value of the rights, the bank stratifies the mortgage-servicing portfolio into homogeneous pools based on rate and term. A discount rate and prepayment speed are then assigned to each pool. The present value of the future cash flows from the servicing rights are then calculated and are deemed to represent the fair value of the servicing rights. The Bank believes that the discount rate and prepayment speed assumptions are the most critical components of the fair value calculation. Due to the nature of these assumptions, a change in either the discount rate or prepayment speed could cause the fair value of the servicing rights to change substantially in future periods.

At December 31, 2004, the fair value of the servicing rights was $1.3 million. The amortized cost of the rights was $1.7 million, with a valuation allowance of ($358 thousand). The valuation allowance reflects the impairment charges, net of reversals, recognized over time. The servicing rights had an amortized cost of $1.4 million on December 31, 2003, with a valuation allowance of ($355 thousand).

In determining the fair value at December 31, 2004, the Bank used a weighted-average discount rate of 5.94% and a weighted-average constant prepayment speed of 15.5%. If different assumptions were made for these factors, the fair value of the rights could be significantly different. The impact of changing these assumptions is shown below:

Factor	Change	Change in Fair Value (000's)
Weighted-average discount rate	+1%	$ 163
	(1)%	$(544)
Weighted-average prepayment speed	+20%	$(118)
	(20)%	$ 126

The changes in the fair value were calculated by changing one variable of the December 31, 2004 calculation and holding all others constant. The Bank believes the assumptions used in calculating the fair value of the mortgage servicing rights on December 31, 2004, are reasonable.

Financial Derivatives—As part of its interest rate risk management strategy, the Bank has entered into interest rate swap agreements. A swap agreement is a contract between two parties to exchange cash flows based upon an underlying notional amount. Under the swap agreements, the Bank pays a fixed rate and receives a variable rate from an unrelated financial institution serving as counter-party to the agreements. The swaps are designated as cash flow hedges and are designed to minimize the variability in cash flows of the Bank's variable-rate money market deposit liabilities attributable to changes in interest rates. The swaps in effect convert a portion of variable rate deposits to fixed rate liabilities.

The interest rate swaps are recorded on the balance sheet as an asset or liability at fair value. To the extent the swaps are effective in accomplishing their objectives, changes in the fair value are recorded in other comprehensive income. To the extent the swaps are not effective, changes in fair value are recorded in interest expense. Cash flow hedges are determined to be highly effective when the Bank achieves offsetting changes in the cash flows of the risk being hedged. The Bank measures the effectiveness of the hedges on a quarterly basis and it has determined the hedges are highly effective. Fair value is heavily dependent upon the market's expectations for interest rates over the remaining term of the swaps. For example, at December 31, 2004, outstanding interest rate swaps were valued at negative $595 thousand. If the implied overall rate inherent in the computation was increased by 100 basis points, the value of the swaps would improve to negative $288 thousand.

Temporary Investment Impairment—Investment securities are written down to their net realizable value when there is an impairment in value that is considered to be "other than temporary." The determination of whether or not other than temporary impairment exists is a matter of judgement. Management reviews investment securities regularly for possible impairment that is "other than temporary" by analyzing the facts and circumstances of each investment and the expectations for that investment's performance. "Other than temporary" impairment in the value of an investment may be indicated by the length of time and the extent to which market value has been less than cost; the financial condition and near term prospects of the issuer; or the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Stock-based Compensation—The Corporation has two stock compensation plans in place consisting of an Employee Stock Purchase Plan (ESPP) and an Incentive Stock Option Plan (ISOP).

The Corporation follows the disclosure requirements of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation expense for the ESPP or the ISOP has been recognized in the financial statements of the Corporation. If compensation cost of the plans had been recognized, net income for 2004 would have been reduced by $73 thousand from $5.2 million to $5.1 million. Consequently, basic earnings per share would have fallen to $1.52 from $1.54.

The Corporation calculates the compensation cost of the options by using the Black-Scholes method to determine the fair value of the options granted. In calculating the fair value of the options, the Corporation makes assumptions regarding the risk-free rate of return, the expected volatility of the Corporation's common stock and the expected life of the option. These assumptions are made independently for the ESPP and the ISOP and if changed would impact the compensation cost of the options and the pro-forma impact to net income. Management will begin recognizing expense associated with such plans beginning in the third quarter of 2005 in accordance with Statement of Financial Accounting Standard No. 123(R) "Share-Based Payment".

Results of Operations: Management's Overview

The following discussion and analysis is intended to assist the reader in reviewing the financial information presented and should be read in conjunction with the consolidated financial statements and other financial data presented elsewhere herein. Per share amounts for all periods have been adjusted for a 5 for 4 stock split issued in the form of a 25% stock dividend. The Board of Directors approved the split on April 8, 2004 and it was distributed on June 28, 2004 to shareholders of record on June 14, 2004.

Franklin Financial Services Corporation reported net income of $5.2 million in 2004 and diluted earnings per common share of $1.54, a decrease from 2003 net income of $5.8 million and diluted earnings per common share of $1.74. In 2002, the Corporation reported net income of $5.6 million and diluted earnings per common share of $1.66. The return on average assets (ROA) for 2004 was .93% compared with 1.09% in 2003 and 1.07% for 2002. The return on average shareholders' equity (ROE) fell to 9.77% in 2004 from 11.80% in 2003 and 12.04% in 2002. The decline in ROE can be attributed to the fact that the Corporation's equity position continues to grow at a faster pace than net income

Net interest income on a tax-equivalent basis was $17.3 million in 2004. This compares to $17.1 million in 2003 and $16.9 million in 2002. While the Corporation has experienced an increase in net interest income from the growth in earning assets during this period, the low interest rate environment has offset nearly all of this increase. As a result net interest income has remained relatively flat during this three-year period.

The provision for loan losses was $880 thousand in 2004. This is a substantial decrease from $1.7 million in 2003 and $1.2 million in 2002. An improvement in credit quality is partially responsible for the decrease in the provision expense from year-to-year.

Noninterest income for 2004 was $7.1 million. This compares to $7.7 million in 2003 and $5.9 million in 2002. Investment and Trust Services provided fee income of $2.6 million in 2004, an increase of $170 thousand from the prior year as a result of assets under management increasing to $410.5 million at year-end 2004 from $337.8 million the prior year. Service charges and fees also showed an increase during 2004 as the Bank continues to add fee based services that provide value to the consumer. Offsetting these increases were a decrease in mortgage banking fees, a loss from the Corporation's investment in a joint venture mortgage banking company and fewer securities gains in

2004. In addition, the Corporation recognized nonrecurring income of $308 thousand in 2003 that was not present in 2004.

Noninterest expense was $16.0 million for 2004, $14.7 million for 2003 and $13.5 million for 2002. Salaries and employee benefits have been the primary driver of the increases in this category over the past three years. Much of the increase in salaries and benefits over these periods is the result of adding new community offices. In the past twenty-four months, the Corporation has opened three new community offices and relocated one office. This expansion continues the Corporation's effort to provide better service to its existing customers and to acquire new customers throughout its market area.

Total assets of the Corporation were $563.3 million at December 31, 2004 compared to $549.7 million at December 31, 2003. The growth in assets was primarily the result of increases in net loans and investments. Loan growth was experienced in both the commercial and consumer loan categories. The growth in commercial loans was fueled primarily by purchased commercial loan participations. A home equity loan sale held during the spring and summer of 2004 was responsible for most of the growth in the consumer loan portfolio. The mortgage loan portfolio decreased during 2004 despite settling approximately $60 million of new mortgage loans to be held in portfolio, many of which were refinanced existing mortgages. In addition to the normal sales of fixed rate mortgage loan production, the Bank sold approximately $12 million of mortgages that were previously held as portfolio loans. These sales were done as part of the Bank's asset-liability management strategy in anticipation of a rising rate environment. The bank also continues to provide wholesale funding for a mortgage banking company in which it is an investor. These loans are reported as loans available for sale and are normally sold within 30 days of funding.

Total deposits increased to $399.9 million at December 31, 2004 from $372.4 million at December 31, 2003. The Bank experienced growth in all deposit categories, particularly in low-cost core deposit balances. Time deposit balances grew during 2004 reversing a several year trend of declining balances. Time deposits reported growth in both balances outstanding and the number of open accounts. The growth in time deposits is due to Management's decision to price time deposits more competitively during 2004. Deposits continue to be the Bank's primary source of funding. However, the Bank also depends on other sources such as Securities sold under agreements to repurchase and borrowings from the Federal Home Loan Bank of Pittsburgh (FHLB).

A more detailed discussion of the areas that had the greatest impact on reported results follows.

Net Interest Income

The most important source of the Corporation's earnings is net interest income which is defined as the difference between income on interest-earning assets and the expense of interest-bearing liabilities supporting those assets. Principal categories of interest-earning assets are loans and securities, while deposits, securities sold under agreements to repurchase (Repos), short-term borrowings and long-term debt are the principal categories of interest-bearing liabilities. For the purpose of this discussion, net interest income is adjusted for a fully taxable-equivalent basis (refer to Table 1). This adjustment facilitates performance comparisons between taxable and tax-free assets by increasing the tax-free income by an amount equivalent to the Federal income taxes that would have been paid if this income were taxable at the Corporation's 34% Federal statutory rate. The components of net interest income are detailed in Tables 1, 2 and 3.

2004 versus 2003:

Net interest income on a tax equivalent basis for 2004 was $17.3 million, an increase of $179 thousand over the $17.1 million earned in 2003. Average interest-earning assets (up $23.9 million) and average interest bearing liabilities (up $15.8 million) both reported increases for 2004 as compared to 2003. However, interest income remained flat at $26.1 million for both 2004 and 2003. Interest expense decreased slightly, falling from $9.1 million in 2003 to $8.8 million in 2004. Even though interest rates started to rise during 2004, the overall low rate environment continued to impact the asset side of the balance sheet more than the liability side of the balance sheet. The yield on earning assets fell from 5.28% to 5.03% from 2003 to 2004. The decrease in interest income from the lower yield more than offset any increases in interest income the Corporation recognized from the growth in earning assets. The cost of interest-bearing liabilities was 2.01% in 2004, down from 2.14% in 2003. The lower cost of interest-bearing liabilities, coupled with a change in the mix of these liabilities, primarily a reduction in long-term debt, helped reduce interest expense during 2004. These factors contributed to the decrease in the net interest margin from 3.45% in 2003 to 3.33% in 2004. The Corporation's net interest income continues to be burdened by the interest expense associated with several interest rate swaps that were purchased in 2001 to protect against rising interest rates. The swaps increased interest expense by $638 thousand in 2004 and $781 thousand in 2003.

2003 versus 2002:

Net interest income recorded an increase of $199 thousand to $17.1 million in 2003 compared with $16.9 million in 2002. Interest income for 2003 decreased $2.6 million to $26.1 million compared with $28.7 million for 2002 while interest expense decreased $2.7 million to $9.1 million in 2003 versus $11.8 million in 2002. Average earning assets grew $10.4 million to $494.7 million in 2003 from $484.3 million in 2002. Because the Corporation was positioned for rising rates and was asset sensitive throughout the year, the low interest rate environment acted to slow the growth of net interest income in 2003. In addition, interest expense related to swaps purchased in 2001 to hedge against rising interest rates added $781 thousand in 2003 versus $655 thousand in 2002 to interest expense.

Table 1. Net Interest Income

Net interest income, defined as interest income less interest expense, is shown in the following table:

	2004	% Change	2003	% Change	2002	% Change
			(Dollars in thousands)			
Interest income	**$24,809**	-0.30%	$24,884	-9.14%	$27,388	-12.49%
Interest expense	**8,819**	-2.63%	9,057	-23.25%	11,801	-25.18%
Net interest income	**15,990**	1.03%	15,827	1.54%	15,587	0.41%
Tax equivalent adjustment	**1,277**		1,261		1,302	
Net interest income/fully taxable equivalent	**$17,267**	1.05%	$17,088	1.18%	$16,889	0.34%

Table 2. Rate-Volume Analysis of Net Interest Income

Table 2 attributes increases and decreases in components of net interest income either to changes in average volume or to changes in average rates for interest-earning assets and interest-bearing liabilities. Numerous and simultaneous balance and rate changes occur during the year. The amount of change that is not due solely to volume or rate is allocated proportionally to both.

	2004 Compared to 2003 Increase (Decrease) due to:			2003 Compared to 2002 Increase (Decrease) due to:		
	Volume	Rate	Net	Volume	Rate	Net
	(Dollars in thousands)					
Interest earned on:						
Interest-bearing obligations in other banks and Federal funds sold	$ 11	$ 29	$ 40	$ (68)	$ (62)	$ (130)
Investment securities						
Taxable	(58)	177	119	(81)	(898)	(979)
Nontaxable	189	(27)	162	64	(66)	(2)
Loans	1,313	(1,693)	(380)	1,120	(2,554)	(1,434)
Total net change in interest income	$1,455	$(1,514)	$ (59)	$1,035	$(3,580)	$(2,545)
Interest expense on:						
Interest-bearing checking	28	(36)	(8)	53	(67)	(14)
Money market deposit accounts	(84)	180	96	(175)	(349)	(524)
Savings accounts	30	(44)	(14)	81	(309)	(228)
Time deposits	(38)	(260)	(298)	(185)	(1,507)	(1,692)
Securities sold under agreements to repurchase	22	103	125	(88)	(254)	(342)
Short-term borrowings	167	4	171	23	(1)	22
Long-term debt	(306)	(4)	(310)	79	(45)	34
Total net change in interest expense	(181)	(57)	(238)	(212)	(2,532)	(2,744)
Increase (decrease) in interest income	$1,636	$(1,457)	$ 179	$1,247	$(1,048)	$ 199

Nonaccruing loans are included in the loan balances. All nontaxable interest income has been adjusted to a tax-equivalent basis, using a tax rate of 34%.

Table 3. Analysis of Net Interest Income

	2004			2003			2002		
	Average balance	Income or expense	Average yield/rate	Average balance	Income or expense	Average yield/rate	Average balance	Income or expense	Average yield/rate
	(Dollars in thousands)								
Interest-earning assets:									
Interest-bearing obligations of other banks and federal funds sold	**$ 7,645**	**$ 110**	**1.44%**	$ 6,661	$ 70	1.05%	$ 11,674	$ 200	1.72%
Investment securities									
Taxable	**121,486**	**3,571**	**2.94%**	123,549	3,452	2.79%	125,898	4,431	3.52%
Nontaxable	**35,841**	**2,505**	**6.99%**	33,143	2,343	7.07%	32,245	2,345	7.27%
Loans held for sale	**13,611**	**344**	**2.53%**	388	10	2.58%	—	—	—
Loans, net of unearned discount	**340,027**	**19,556**	**5.75%**	330,976	20,270	6.12%	314,528	21,714	6.90%
Total interest-earning assets	**518,610**	**26,086**	**5.03%**	494,717	26,145	5.28%	484,345	28,690	5.92%
Other assets	**42,640**			40,135			38,777		
Total assets	**$561,250**			$534,852			$523,122		
Interest-bearing liabilities:									
Deposits:									
Interest-bearing checking	**$ 72,118**	**$ 222**	**0.31%**	$ 63,692	$ 230	0.36%	$ 51,047	$ 244	0.48%
Money market deposit accounts	**83,911**	**1,474**	**1.76%**	89,139	1,378	1.55%	98,871	1,902	1.92%
Savings	**54,782**	**263**	**0.48%**	49,115	277	0.56%	41,416	505	1.22%
Time	**114,431**	**3,125**	**2.73%**	115,739	3,423	2.96%	120,247	5,115	4.25%
Total interest-bearing deposits	**325,242**	**5,084**	**1.56%**	317,685	5,308	1.67%	311,581	7,766	2.49%
Securities sold under agreements to repurchase	**44,805**	**475**	**1.06%**	42,226	350	0.83%	49,208	692	1.41%
Short term borrowings	**13,327**	**199**	**1.49%**	2,124	28	1.32%	378	6	1.53%
Long term debt	**55,218**	**3,061**	**5.54%**	60,744	3,371	5.55%	59,320	3,337	5.63%
Total interest-bearing liabilities	**438,592**	**8,819**	**2.01%**	422,779	9,057	2.14%	420,487	11,801	2.81%
Noninterest-bearing deposits	**63,750**			56,588			51,354		
Other liabilities	**5,740**			6,010			4,978		
Shareholders' equity	**53,168**			49,475			46,303		
Total liabilities and shareholders' equity	**$561,250**			$534,852			$523,122		
Net interest income/Net interest margin		**17,267**	**3.33%**		17,088	3.45%		16,889	3.49%
Tax equivalent adjustment		**(1,277)**			(1,261)			(1,302)	
Net interest income		**$15,990**			$15,827			$15,587	

All amounts have been adjusted to a tax-equivalent basis using a tax rate of 34%

Nonaccruing loans are included in the loan balance.

Provision for Loan Losses

The provision for loan losses charged against earnings in 2004 was $880 thousand versus $1.7 million and $1.2 million in 2003 and 2002, respectively. The Corporation ended the year in a net recovery position of approximately $256 thousand versus a net charge-off position of $2.3 million and $936 thousand in 2003 and 2002, respectively. Management performs a monthly analysis of the loan portfolio considering current economic conditions and other relevant factors to determine the adequacy of the allowance for loan losses. For more information, refer to the asset quality discussion and Tables 11, 12 and 13.

Noninterest Income and Expense

Noninterest income, excluding securities gains, decreased $425 thousand, or 5.9%, in 2004 to $6.8 million from $7.3 million in 2003. A significant decrease in the volume of mortgage banking activities and its related fee income plus a significant decrease in other income were the primary contributors to lower noninterest income in 2004. Despite the negative impact of these two areas, other areas had a positive impact on noninterest income. Investment and trust services fees grew $170 thousand, or 6.9%, to $2.6 million in 2004 versus $2.5 million in 2003. Service charges and fee income grew $294 thousand, or 10.3%, to $3.2 million in 2004 versus $2.9 million in 2003.

In 2004, the Corporation experienced a significant reduction in its mortgage volume compared to the previous year. Higher interest rates, competition and the local economy all played a factor in the decrease in mortgage activity during the year. Other income decreased $580 thousand in 2004 versus 2003. Two nonrecurring items in 2003 that totaled approximately $308 thousand certainly contributed to this decrease. A sale of real estate and the settlement of a litigation claim involving an investment security were responsible for the nonrecurring income in 2003. A 22.0% increase in the market value of trust assets and new business booked contributed to the higher investment and trust service fee income in 2004. Higher fee income related to consumer banking conveniences such as ATMs, debit cards, wire transfers and overdraft protection were primarily responsible for the growth in service charges and fees. The Bank owns 25% of a mortgage banking company that it accounts for using the equity method of accounting. This investment resulted in the bank recording a $348 thousand dollar loss as part of noninterest income. However, this loss was partially offset by fee income of $114 thousand and an increase to net interest income of $189 thousand from services provided to the mortgage banking company by the bank. Gains realized from the Corporation's bank equities portfolio totaled $266 thousand in 2004 compared with $488 thousand in 2003.

Noninterest expense increased $1.2 million, or 9.1%, to $15.9 million in 2004 from $14.7 million in 2003. The largest increase in noninterest expense occurred in salaries and benefits. Expense growth in this area amounted to $943 thousand with half of the expense related to salaries and half to benefits. During the year, the Bank recorded a full year of salary and benefit expense related to the opening of two new community office locations in the first and second quarters of 2003. Health insurance, pension costs and 401-(k) matching costs increased approximately $226 thousand in 2004 versus 2003. The Corporation maintains a defined-benefit pension plan in addition to matching up to 4% of participating employees' salaries in a 401(k) plan. Net occupancy expense increased $131 thousand, or 13.1%, to $1.1 million in 2004 versus $999 thousand for 2003. Similarly, furniture and equipment expense recorded an increase of $72 thousand, or 10.6%, to $754 thousand for 2004 versus $682 thousand in 2003. Both of these increases are related to a full year of expense related to two new community offices opened in 2003 and a relocation of a community office to a new facility. Legal and professional fees increased $102 thousand, or 16.8%, to $709 thousand in 2004 from $607 thousand in 2003. The majority of this increase is directly related to costs associated with compliance regarding the new Sarbanes-Oxley Section 404 implementation. The Corporation met the criteria for accelerated filing in 2004 and must be in compliance for 2004.

In the fourth quarter of 2003, your company joined with American Home Bank and R. Daniel Lindley, formerly President of the Mid-Atlantic Division of RBC Mortgage Company, to form Ameribanq Mortgage Group, LLC (AMG). Under Mr. Lindley's management, the Mid-Atlantic Division of RBC Mortgage Company, a subsidiary of Royal Bank of Canada, closed $750 million of residential mortgage originations in 2002 and more than $800 million during the first nine months of 2003.

F&M Trust holds a 25% ownership position in AMG. This new mortgage company began offering residential mortgage loans through 22 locations, primarily in Virginia and Maryland, in November 2003. Early in 2004, Ameribanq management encountered extended difficulties in loan processing, closing, and secondary market operations, which continued throughout most of the year resulting in a loss of $1.4 million. As described above, the financial impact to F&M Trust in 2004 was a net loss of $45 thousand.

In early 2005, Lindley provided written notice requiring the liquidation of AMG within 90 days. Subsequently, AMG ceased accepting mortgage applications. The existing pipeline of mortgage loans is being liquidated. Negotiations among the owners relative to the ultimate disposition of the legal entity as well as certain other assets are ongoing as of the date of this filing.

2003 versus 2002:

Noninterest income, excluding securities gains, increased 32.5% over 2002 to $7.3 million in 2003 from $5.5 in 2002. Growth in service charges and fees was $505 thousand, or 21.0%, for a total of $2.9 million in 2003 and was primarily attributable to retail overdrafts and ATM, debit card and point-of-sale fee-based transactions. Fee income from mortgage banking activities increased $802 thousand to $992 thousand in 2003 from $190 thousand in 2002. Very robust mortgage refinancing activity in 2003 and subsequent sales of the mortgages originated on the secondary market were primarily responsible for this increase. Other income increased by $313 thousand to $398 thousand compared to $85 thousand in 2002. Settlements from claims related to assets of the Bank were the factors behind the increase in other income. The Corporation generated securities gains from its equities portfolio of $488 thousand in 2003 compared to $430 thousand in 2002.

Noninterest expense grew $1.2 million, or 8.3%, to $14.7 million in 2003 compared to $13.5 million in 2002. Pension and health insurance expense, which increased $275 thousand and $55 thousand, respectively, were the two largest contributors to the increase in noninterest expense. Additions to staff related to the opening of two new community offices and the related occupancy expense also added to noninterest expense in 2003. Another item contributing to the increase in noninterest expense was a new scholarship program established by the Bank and funded with $100 thousand. This scholarship is to assist with the costs of higher education for employees' children.

Provision for Income Taxes

Federal income tax expense equaled $1.0 million in 2004 versus $1.4 million and $1.2 million in 2003 and 2002, respectively. The Corporation's effective tax rate for the years ended December 31, 2004, 2003 and 2002 was 16.4%, 19.0% and 17.7%, respectively. Lower pretax earnings in relation to a higher level of tax-free income in 2004 were primarily responsible for the lower effective tax rate in 2004. Tax-free income for the Bank is primarily related to tax-free investments, tax-free loans and earnings on bank owned life insurance. In addition, the Corporation continues to recognize a tax credit related to a low-income housing project. For a more comprehensive analysis of Federal income tax expense refer to Note 11 of the accompanying financial statements.

Financial Condition

One method of evaluating the Corporation's condition is in terms of its sources and uses of funds. Assets represent uses of funds while liabilities represent sources of funds. At December 31, 2004, total assets reached $563.3 million, an increase of $13.6 million, or 2.5% compared to $549.7 million at December 31, 2003. Table 3 presents average balances of the Corporation's assets and liabilities over a three-year period. The following discussion on financial condition will reference the average balance sheet in Table 3 unless otherwise noted.

Investment Securities:

The Corporation invests in both taxable and tax-free securities as part of its investment strategy. All securities were classified as available for sale at December 31, 2004 and 2003. In 2004, investment securities averaged $157.3 million versus $156.7 million in 2003. Taxable securities averaged $121.5 million and accounted for 77% of the investment portfolio while tax-free securities averaged $35.8 million and accounted for 23% of the portfolio. In 2003 the mix of the investment portfolio was 79% taxable and 21% tax-free. Additional tax-free securities were purchased during 2004 to help reduce the negative impact of a match funded commercial loan transaction that was broken. The mix of taxable and tax-free securities is determined by the Bank's Investment Committee and is part of an overall asset-liability strategy.

In December 2002, the Corporation purchased a $2.7 million subordinated convertible debenture from American Home Bank, NA. The Corporation converted this debenture to equity during the second quarter of 2004. This transaction increased its ownership position to 21.6%. The investment portfolio is comprised of investment grade securities with the exception of two non-rated securities with a book value of $580 thousand and two below investment grade securities with a book value of $1.2 million. Management reviews the composition of the investment portfolio on a regular basis.

In those instances whereby Management had identified securities which reflected unrealized losses, a systematic methodology was applied in order to perform an assessment of the potential for "other-than-temporary" impairment. The aggregate portfolio of $163 million included $68 million of investment securities with unrealized losses totaling $580 thousand. Of that amount, $39 million of securities, with an unrealized loss of $424 thousand, had been impaired for a period exceeding one year. Management believes that these unrealized losses were entirely attributable to changes in interest rates in periods subsequent to the acquisition of the specific securities, and did not reflect any deterioration of the credit worthiness of the issuing entities. Generally those securities with unrealized losses included in the portfolio are debt securities of investment grade. In all cases, it was determined that investments that were to be considered for "other-than-temporary" impairment: (1) had a specified maturity or repricing date; (2) were generally expected to be redeemed at par, and (3) were expected to achieve a recovery in market value within a reasonable period of time. Consequently, the impairments identified and subjected to the assessment were deemed to be temporary and required no further adjustment to the financial statements.

Table 4. Investment Securities at Amortized Cost

The following tables present amortized costs of investment securities by type at December 31 for the past three years:

	2004	2003	2002
	(Dollars in thousands)		
Equity Securities	**$ 4,167**	$ 3,307	$ 3,337
U.S. Treasury securities and obligations of U.S. Government agencies	**51,605**	19,556	19,823
Obligations of state and political subdivisions	**38,869**	34,460	35,442
Corporate debt securities	**12,974**	22,007	25,890
Mortgage-backed securities	**29,892**	33,916	24,018
Asset backed securities	**21,261**	36,142	51,110
	$158,768	$149,388	$159,620

Table 5. Maturity Distribution of Investment Portfolio

The following presents an analysis of investment securities at December 31, 2004 by maturity, and the weighted average yield for each maturity presented. The yields presented in this table are presented on a tax-equivalent basis and have been calculated using the amortized cost.

	One year or less		After one year through five years		After five years through ten years		After ten years		Total	
	Fair Value	Yield	Fair Value	Yield	Fair Value	Yield	Fair Value	Yield	Fair Value	Yield
	(Dollars in thousands)									
Available for Sale										
U.S. Treasury securities & obligations of U.S. Government agencies	$16,069	2.28%	$32,625	3.04%	$ 1,037	2.94%	$ 1,628	3.08%	$ 51,359	2.80%
Obligations of state & political subdivisions	922	7.11%	1,335	6.78%	7,156	7.28%	32,104	7.54%	41,517	7.46%
Corporate debt securities	2,011	4.22%	3,237	5.79%	1,167	6.29%	7,054	3.49%	13,469	4.39%
Mortgage-backed securities	—		6,748	3.55%	11,365	3.67%	11,727	3.05%	29,840	3.40%
Asset-backed securities	297	1.00%	7,177	3.21%	11,909	2.98%	1,978	1.88%	21,361	2.91%
Equity securities	—	—	—	—	—		5,113	2.21%	5,113	2.21%
	$19,299	2.69%	$51,122	3.40%	$32,634	4.28%	$59,604	5.22%	$162,659	4.16%

Loans:

Total portfolio loans averaged $340.0 million in 2004 versus $331.1 million in 2003, an increase of 2.7%. As reflected in Table 6, growth in the loan portfolio came from the commercial and consumer loan categories, while residential mortgage loans showed a decrease.

Table 6. Loan Portfolio

The following table presents an analysis of the Bank's loan portfolio for each of the past five years:

	December 31				
	2004	2003	2002	2001	2000
	(Dollars in thousands)				
Real estate (primarily first mortgage residential loans)	**$ 92,703**	$105,517	$ 99,104	$ 88,019	$102,771
Real estate — construction	**3,968**	4,244	2,886	2,899	1,909
Commercial, industrial and agricultural	**183,028**	165,936	163,618	153,362	134,413
Consumer (including home equity lines of credit)	**68,317**	58,249	55,453	59,894	62,081
Total loans	**348,016**	333,946	321,061	304,174	301,174
Less: Allowance for loan losses	**(4,886)**	(3,750)	(4,305)	(4,051)	(3,867)
Net loans	**$343,130**	$330,196	$316,756	$300,123	$297,307

Residential mortgage loans at December 31, 2004 totaled $92.7 million, a decrease of $12.8 million or 12.1%, from December 31, 2003. During 2004, residential mortgage lending slowed in comparison to previous years. The Bank closed approximately $60 million of residential mortgages in 2004 to be held in the portfolio. This compares to closings of $91.2 million in 2003, which was a record year for closings. The low interest rate environment that has existed for several years caused many consumers to obtain purchase money mortgages or refinance existing mortgages prior to 2004. As a result, the demand for mortgages was down in 2004. The majority of residential mortgages closed during 2004 were fixed rate mortgages that were subsequently sold to Federal National Mortgage Association (FNMA). During 2004, $32.4 million of residential mortgage production was sold to FNMA. In addition the Bank sold approximately $12.0 million of fixed rate mortgages that were previously held as portfolio loans. These sales were done as part of the Bank's asset-liability management strategy to reduce the amount of fixed rate mortgages in anticipation of raising rates in 2005. The Bank expects the level of mortgage closings in 2005 to be below the 2004 level.

Commercial, industrial and agricultural loans grew by $17.1 million, or 10.3% to $183.0 million at December 31, 2004 from $165.9 million at year-end 2003. The growth in commercial loans was fueled primarily by purchased commercial loan participations. Faced with ever increasing competition for commercial loans, the Bank has looked for new opportunities, such as loan participations, to grow the commercial loan portfolio. Approximately $15 million of commercial loan participations were purchased in 2004. Average commercial loans outstanding were $175.1 million in 2004 versus $163.3 million in 2003.

Consumer loans outstanding recorded an increase of $10.1 million, or 17.3%, to $68.3 million at December 31, 2004 from $58.2 million at December 31, 2003. A home equity loan promotion held during the spring and summer of 2004 was responsible for most of the growth in the consumer loan portfolio. Home equity loan products continue to be popular and are expected to generate much of the consumer loan business in the future. Indirect consumer lending, primarily auto contracts, increased slightly during 2004, but continues to be a highly competitive business. Other direct consumer lending opportunities continued to slow in 2004 and are expected to remain slow. Average consumer loans outstanding for 2004 were $61.9 million compared to $56.3 million in 2003.

The yield on the Bank's total loan portfolio fell to 5.75% in 2004 from 6.12% in 2003 and 6.90% in 2002. The low interest rate environment since 2001 has caused many existing loans to reprice and consumers to refinance from higher rate loans to lower rate loans. The Bank has recently undertaken a strategic initiative regarding loan pricing, which is anticipated to enhance the margin on commercial, consumer and residential mortgage loans.

Table 7. Maturities and Interest Rate Terms of Selected Loans

Stated maturities (or earlier call dates) of selected loans as of December 31, 2004 are summarized in the table below. Residential mortgage and consumer loans are excluded from the presentation.

	Within one year	After one year but within five years	After five years	Total
	(Dollars in thousands)			
Loans:				
Real estate—construction	$ 3,968	$ —	$ —	$ 3,968
Commercial, industrial and agricultural	25,755	59,514	97,759	183,028
	$29,723	$59,514	$97,759	$186,996

The following table shows the above loans which have predetermined interest rates and the loans which have variable interest rates at December 31, 2004:

	After one year but within five years	After five years
Loans with predetermined rates	$30,233	$54,755
Loans with variable rates	29,281	43,004
	$59,514	$97,759

Deposits and Borrowings:

The Corporation continues to rely on deposits as its primary source of funds. The Bank offers numerous deposit products through its community offices. Noninterest-bearing demand deposits averaged $63.8 million in 2004, 12.7% higher than the 2003 average of $56.6 million. Interest-bearing deposits grew from an average of $317.7 million in 2003 to $325.2 million in 2004, an increase of 2.4%. Interest-bearing checking accounts and savings account both recorded strong growth of 13.2% and 11.5%, respectively from 2003 to 2004. Average money market accounts decreased from $89.1 million in 2003 to $83.9 million in 2004. Average time deposits were relatively flat year over year, but did trend upward during 2004 and showed an increase of 5.5% from year end 2003 to year end 2004. Contributing to that increase was approximately $3 million of new time deposits opened at a new community office the Bank opened in 2004. The Bank's interest-bearing deposits had an average cost of 1.56% in 2004 versus 1.67% in 2003. The low interest rate environment has reduced the cost of these deposits each of the last three years. However, with an increase in interest rates during 2004, and a forecast for higher rates in 2005, it is expected that the cost of these deposits will be higher in 2005 than in 2004. Competition from other local financial institutions is a challenge for the Corporation in its efforts to attract new and retain existing deposit accounts and the competition is not expected to lessen in the future.

In addition to deposit products, the Bank utilizes securities sold under repurchase agreements as a funding source. These accounts are part of a cash management product offered to commercial and municipal depositors and are a very attractive product within the Bank's market. These accounts had an average balance of $44.8 million in 2004, $2.6 million or 6.2% higher than the 2003 average of $42.2 million. The average cost of these accounts was 1.06% in 2004 versus .83% in 2003. In a higher interest rate environment, the cost of these accounts will increase.

The Bank also uses short and long-term borrowings from the Federal Home Loan Bank of Pittsburgh (FHLB) to fund asset growth. Short-term borrowings are used to provide funding for mortgages held for sale generated by the Bank's mortgage banking joint venture. Additionally, short-term borrowings are used to fund the overnight funding needs of the Bank. These borrowings averaged $13.3 million in 2004 with an average cost of 1.49%. In 2003 these funds averaged $2.1 million with an average cost of 1.32%. These funds reprice on a daily basis and the interest rate fluctuates in line with short-term interest rates. The Bank also uses long-term debt from the FHLB on an as needed basis. The average long-term debt balance in 2004 was $55.2 million with an average cost of 5.54%. In 2003, the average balance was $60.7 million with an average cost of 5.55%. The decrease in long-term debt from 2003 to 2004 is the result of amortizing advances paying down and the maturity of term loans. The Bank has not taken any new long-term advances from the FHLB since 2001. The interest rates on the long-term debt are all fixed.

Table 8. Time Deposits of $100,000 or More

The maturity of outstanding time deposits of $100,000 or more at December 31, 2004 is as follows:

	Amount (Dollars in thousands)
Maturity distribution:	
Within three months	$ 4,705
Over three through six months	3,838
Over six through twelve months	3,015
Over twelve months	9,928
Total	$21,486

Table 9. Short-Term Borrowings and Securities Sold Under Agreements to Repurchase

	2004		2003		2002	
	Short-Term Borrowings	Repurchase Agreements	Short-Term Borrowings	Repurchase Agreements	Short-Term Borrowings	Repurchase Agreements
			(Dollars in thousands)			
Ending balance	$ 9,200	$41,808	$25,200	$38,311	$9,850	$37,978
Average balance	13,327	44,805	2,124	42,226	378	49,208
Maximum month-end balance	25,400	51,130	25,200	48,883	9,850	57,077
Weighted-average interest rate	1.49%	1.06%	1.32%	0.83%	1.53%	1.41%

The short-term borrowings are primarily overnight borrowings from the Federal Home Loan Bank of Pittsburgh. These borrowings are used to fund the daily funding needs of the Bank. These borrowings reprice on a daily basis and the interest rate flucuates with short-term market interest rates.

The Bank enters into sales of securities under agreements to repurchase as part of a cash management product offered to commercial customers. These are overnight borrowings by the Bank that are collateralized primarily with U.S. Government and U.S. Agency securities. These borrowings reprice weekly with an interest rate that is indexed to the federal funds rate.

Shareholders' Equity:

Shareholders' equity totaled $54.6 million at December 31, 2004, an increase of $2.7 million from $51.9 million at December 31, 2003. Higher retained earnings and an increase in accumulated other comprehensive income were the primary equity components contributing to the increase in Shareholders' Equity. Regular cash dividends per share declared by the Board of Directors in 2004 and 2003 totaled $.88 and $.82, respectively, an increase of 7.3%. In April 2004, the Board of Directors declared a 5 for 4 stock split in the form of a 25% stock dividend that was distributed on June 28, 2004. Reported cash dividends are adjusted to reflect this 25% stock dividend.

On September 9, 2004, the Board of Directors authorized the repurchase of up to 75,000 shares of its $1.00 par value common stock. The purchases are authorized to be made from time to time during the next twelve months in open market or privately negotiated transactions. The repurchased shares will be held as treasury shares available for issuance in connection with future stock dividends and stock splits, employee benefit plans, executive compensation plans, the Dividend Reinvestment Plan and other appropriate corporate purposes. No shares were repurchased in 2004 under this program.

On March 6, 2003, the Board of Directors authorized the repurchase of up to 50,000 shares of the Corporation's common stock over a twelve-month period ending in March 2004. No shares were repurchased in 2003 or 2004 under this program.

A strong capital position is important to the Corporation and provides a solid foundation for the future growth of the Corporation. A strong capital position also instills confidence in the Bank by depositors, regulators and investors, and is considered essential by management.

Common measures of adequate capitalization for banking institutions are capital ratios. These ratios indicate the proportion of permanently committed funds to the total asset base. Guidelines issued by federal and state regulatory authorities require both banks and bank holding companies to meet minimum leverage capital ratios and risk-based capital ratios.

The leverage ratio compares Tier 1 capital to average assets while the risk-based ratio compares Tier 1 and total capital to risk-weighted assets and off-balance-sheet activity in order to make capital levels more sensitive to the risk profiles of individual banks.

Current regulatory capital guidelines call for a minimum leverage ratio of 4.0% and minimum Tier 1 and total capital ratios of 4.0% and 8.0%, respectively. Well-capitalized banks are determined to have leverage capital ratios greater than or equal to 5.0% and Tier 1 and total capital ratios greater than or equal to 6.0% and 10.0%, respectively.

Tier 1 capital is composed of common stock, additional paid-in capital, retained earnings and components of other comprehensive income, reduced by goodwill and other intangible assets.

Total capital is composed of Tier 1 capital plus the allowable portion of the allowance for loan losses. Table 10 presents the capital ratios for the consolidated Corporation at December 31, 2004, 2003 and 2002. At year-end 2004, the Corporation and its banking subsidiary exceeded all regulatory capital requirements. For additional information on capital adequacy refer to Note 2 of the accompanying financial statements.

Table 10. Capital Ratios

	December 31		
	2004	**2003**	**2002**
Risk-based ratios			
Tier 1	**13.41%**	12.96%	11.86%
Total capital	**14.74%**	14.03%	13.00%
Leverage Ratio	**9.14%**	9.15%	8.68%

Local Economy:

Economic conditions in the Corporation's market area were stable in 2004 and showing signs that education and health services employment sectors were poised to overtake the manufacturing sector in the job count. The unemployment rate in Franklin County, the Corporation's primary market, grew to 3.6% in December 2004 from 3.1% in December 2003. Despite the increase in the county's unemployment rate, it still ranks among the lowest in the state. Cumberland County, the Corporation's secondary market, was the lowest of 67 Pennsylvania counties at 3.0% unemployment. State and U.S. unemployment rates for December 2004 were 5.6% and 5.4%, respectively. Although Franklin County essentially has full employment, there continues to be challenges with under-employment. Another area of concern for the local economy is the outcome of the Federal government's 2005 Base Realignment and Closure Commission (BRAC) analysis. Letterkenny Army Depot is one of the county's largest employers, a primary economic driver and a provider of higher-paying government jobs. In the 1995 BRAC analysis, Letterkenny and the county fought their own battle. This time Pennsylvania politicians have joined forces to protect all of the state's military installations and have allocated $1.25 million to the fight. In November 2005 Congress will take its final vote as to which military installations will survive.

Table 11. Allocation of the Allowance for Loan Losses

The following table shows allocation of the allowance for loan losses by major loan category and the percentage of the loans in each category to total loans at year end:

	December 31									
	2004		2003		2002		2001		2000	
	$	%	$	%	$	%	$	%	$	%
	(Dollars in thousands)									
Real Estate	1,762	28	197	33	97	32	200	30	200	35
Commercial, industrial and agricultural	2,629	53	3,093	50	3,716	51	3,001	50	2,667	44
Consumer	495	19	460	17	492	17	850	20	1,000	21
	$4,886	100%	$3,750	100%	$4,305	100%	$4,051	100%	$3,867	100%

Asset Quality:

Management monitors loan asset quality (risk of loss from lending activities) by continually reviewing four measurements: (1) watch loans, (2) delinquent loans, (3) foreclosed real estate, and (4) net-charge-offs. Management compares trends in these measurements with the Corporation's targets, as well as its national peer group's average measurements.

Watch describes loans where borrowers are experiencing weakening cash flow and may be paying loans with alternative sources of cash, for example, savings or the sale of unrelated assets. If this continues, the Corporation has an increasing likelihood that it will need to liquidate collateral for repayment. Management emphasizes early identification and monitoring of these loans in order for it to proactively minimize any risk of loss. Watch loans include loans that are not delinquent as well as delinquent loans. From year-end 2003 to year-end 2004, the Corporation's watch loans increased 2.3%. This nominal net change resulted from several watch loans being paid in full during 2004 and the early identification of several existing borrowers who were beginning to experience weakening cash flow and were added to the watch list.

Delinquent loans are a result of borrowers' cash flow and/or alternative sources of cash being insufficient to pay loans. The Corporation's likelihood of collateral liquidation to repay the loans becomes more probable the further behind a borrower falls, particularly when loans reach 90 days or more past due.

Management breaks down delinquent loans into two categories: (1) loans that are past due 30-89 days, and (2) nonperforming loans that are comprised of loans that are 90 days or more past due or loans for which Management has stopped accruing interest. Nonaccruing loans (primarily residential mortgage and commercial loans) generally represent Management's determination that collateral liquidation is not likely to fully repay interest and principal.

During 2004, the Corporation's quarterly average of 30-89 day loan delinquency as a percent of total loans remained well below 1.00%. During each quarter of 2004, the Corporation's quarterly average of 30-89 day loan delinquency improved in comparison to the same quarters in 2003.

The Corporation's nonperforming loans increased from $767 thousand or .23% of total loans at December 31, 2003 to $942 thousand or .27% of total loans at December 31, 2004. Specifically, 90 day or more past due loans increased from $284 thousand at December 31, 2003 to $587 thousand at December 31, 2004; while nonaccruing loans decreased from $483 thousand at December 31, 2003 to $355 thousand at December 31, 2004. While this overall increase implies increased risk, the fact that Management continued to accrue interest on the increased 90 day past due loans evidenced Management's determination that the collateral liquidation of the 90 day past due loans would be sufficient to fully repay the interest and principal.

The Corporation held no foreclosed real estate at December 31, 2004, representing a decrease from $349 thousand at December 31, 2003. At December 31, Management continued to monitor $2.8 million of potential problem loans that are currently paying as agreed, but Management is concerned may ultimately move into one of the above categories.

The net change of the increase in nonperforming loans and the decrease in foreclosed real estate resulted in the Corporation's nonperforming assets to total assets ratio decreasing nominally from .20% at December 31, 2003 to .17% at December 31, 2004.

Charged-off loans usually result from: (1) a borrower being legally relieved of loan repayment responsibility through bankruptcy, (2) insufficient collateral sale proceeds to repay a loan; or (3) the borrower does not own other saleable assets that, if sold, would generate sufficient sale proceeds to repay a loan.

The Corporation charged-off less total loans than it recovered from current and prior period charged-off loans in 2004. Consequently, the Corporation's net charge-offs as a percentage of average loans decreased from .68% in 2003 to (.08%) in 2004. The primary reason for the Corporation's net recovery position in 2004 was its first quarter recovery of approximately 60% of a significant 2003 commercial loan charge-off.

The balance of the Allowance for Loan Losses increased from $3.8 million or 1.1% of total loans at December 31, 2003 to $4.9 million or 1.4% of total loans at December 31, 2004, as a result of the Corporation's provision expense as well as the one-time commercial loan recovery. During the fourth quarter of 2004, Management identified a potential real estate loan documentation issue. Management is evaluating the potential issue with legal counsel. Accordingly, Management has conservatively increased its real estate allocation of the Allowance for Loan Losses. Despite this potential issue and resulting allocation, Management is confident in the adequacy of the Allowance for Loan Losses. For more information on asset quality, refer to Tables 11, 12 and 13.

Table 12. Nonperforming Assets

The following table presents an analysis of nonperforming assets for each of the past five years:

	December 31				
	2004	2003	2002	2001	2000
	(Dollars in thousands)				
Nonaccrual loans	**$ 355**	$ 483	$2,802	$1,906	$ 576
Loans past due 90 days or more (not included above)	**587**	284	651	948	369
Total nonperforming loans	**942**	767	3,453	2,854	945
Foreclosed real estate	**—**	349	1,536	1,248	1,402
Total nonperforming assets	**$ 942**	$1,116	$4,989	$4,102	$2,347
Nonperforming loans to total loans	**0.27%**	0.23%	1.08%	0.94%	0.31%
Nonperforming assets to total assets	**0.17%**	0.20%	0.94%	0.82%	0.50%
Allowance for loan losses to nonperforming loans	**518.68%**	488.92%	124.67%	141.94%	409.21%

It is the Corporation's policy to evaluate the probable collectibility of principal and interest due under terms of loan contracts for all loans 90 days or more past due or restructured loans. Further, it is the Corporation's policy to discontinue accruing interest on loans that are not adequately secured and not expected to be repaid in full or restored to current status. Upon determination of nonaccrual status, the Corporation subtracts any current year accrued and unpaid interest from its income, and any prior year accrued and unpaid interest from the Corporation's allowance for loan losses. The Corporation has no foreign loans.

Table 13. Allowance for Loan Losses

The following table presents an analysis of the allowance for loan losses for each of the past five years:

	December 31				
	2004	2003	2002	2001	2000
	(Dollars in thousands)				
Balance at beginning of year	**$3,750**	$4,305	$4,051	$3,867	$3,859
Charge-offs:					
Commercial, industrial and agricultural	**(97)**	(2,448)	(778)	(862)	(222)
Consumer	**(205)**	(107)	(202)	(374)	(371)
Real estate	**—**	(4)	(67)	(127)	(289)
Total charge-offs	**(302)**	(2,559)	(1,047)	(1,363)	(882)
Recoveries:					
Commercial, industrial and agricultural	**476**	255	17	7	45
Consumer	**72**	33	40	58	68
Real estate	**10**	21	54	2	24
Total recoveries	**558**	309	111	67	137
Net recoveries (charge-offs)	**256**	(2,250)	(936)	(1,296)	(745)
Provision for loan losses	**880**	1,695	1,190	1,480	753
Balance at end of year	**$4,886**	$3,750	$4,305	$4,051	$3,867
Ratios:					
Net loans charged off as a percentage of average loans	**-0.08%**	0.68%	0.30%	0.43%	0.25%
Net loans (recovered) charged-off as a percentage of the provision for loan losses	**-29.09%**	132.74%	78.66%	87.57%	98.94%
Allowance as a percentage of loans	**1.40%**	1.12%	1.34%	1.32%	1.28%

Liquidity

The Corporation must meet the financial needs of the customers that it serves, while providing a satisfactory return on the shareholders' investment. In order to accomplish this, the Corporation must maintain sufficient liquidity in order to respond quickly to the changing level of funds required for both loan and deposit activity. The goal of liquidity management is to meet the ongoing cash flow requirements of depositors who want to withdraw funds and of borrowers who request loan disbursements. Historically, the Corporation has satisfied its liquidity needs from earnings, repayment of loans and amortizing investment securities, maturing investment securities, deposit growth and its ability to access existing lines of credit. All investments are classified as available for sale; therefore, these securities are an additional source of readily available liquidity.

Growth in deposits and repos generally provides a major portion of the funds to meet increased loan demand. At December 31, 2004, total deposits and repos reached $441.7 million, an increase of $31.0 million from $410.7 million at December 31, 2003. Another primary source of available liquidity for the Bank is a line of credit with the Federal Home Loan Bank of Pittsburgh (FHLB). At December 31, 2004, the Bank had approximately $137.3 million available on its line of credit with the FHLB that it could borrow to meet any liquidity needs. Short-term borrowings with the FHLB at December 31, 2004 totaled $9.2 million and averaged $13.3 million during the year. Table 9 presents specific information concerning short-term borrowings and repos.

Off Balance Sheet Commitments

The Corporation's financial statements do not reflect various commitments that are made in the normal course of business, which may involve some liquidity risk. These commitments consist mainly of unfunded loans and letters of credit made under the same standards as on-balance sheet instruments. Because these instruments have fixed maturity dates, and because many of them will expire without being drawn upon, they do not generally present any significant liquidity risk to the Corporation. Unused commitments and standby letters of credit totaled $90.3 million and $5.9 million, respectively, at December 31, 2004. Unused commitments and stand-by letters of credit totaled $85.4 million and $1.7 million, respectively, at December 31, 2003 (refer to Note 18 for more information).

Management believes that any amounts actually drawn upon can be funded in the normal course of operations. The Corporation has no investment in or financial relationship with any unconsolidated entities that are reasonably likely to have a material effect on liquidity.

The following table represents the Corporation's aggregate on and off balance sheet contractual obligations to make future payments as of December 31, 2004:

Contractual Obligations

(Amounts in thousands)

	Less than 1 year	>1-3 years	>3-5 years	Over 5 years	Total
Time Deposits	$59,348	$46,411	$11,444	$ 39	$117,242
Long-Term Debt	4,335	7,473	25,358	15,193	52,359
Operating Leases	273	455	224	1,704	2,656
Estimated future pension payments	445	1,045	1,289	3,912	6,691
Total	**$64,401**	**$55,384**	**$38,315**	**$20,848**	**$178,948**

The Corporation is not aware of any known trends, demands, commitments, events or uncertainties which would result in any material increase or decrease in liquidity.

Market Risk

In the course of its normal business operations, the Corporation is exposed to certain market risks. The Corporation has no foreign currency exchange rate risk, no commodity price risk or material equity price risk. However, it is exposed to interest rate risk. Financial instruments, which are sensitive to changes in market interest rates, include fixed and variable-rate loans, fixed-income securities, derivatives, interest-bearing deposits and other borrowings. All interest rate risk arises in connection with financial instruments entered into for purposes other than trading.

Changes in interest rates can have an impact on the Corporation's net interest income and the economic value of equity. The objective of interest rate risk management is to identify and manage the sensitivity of net interest income and economic value of equity to changing interest rates in order to achieve consistent earnings that are not contingent upon favorable trends in interest rates.

The Corporation uses several tools to measure and evaluate interest rate risk. One tool is interest rate sensitivity or gap analysis. Gap analysis classifies assets and liabilities by repricing and maturity characteristics and provides management with an indication of how different interest rate scenarios will impact net interest income. Table 14 presents a gap analysis of the Corporation at December 31, 2004. Positive gaps in the under one-year time interval suggest that, all else being equal, the Corporation's near-term earnings would rise in a higher interest rate environment and decline in a lower rate environment. A negative gap suggests the opposite result.

Another tool for analyzing interest rate risk is financial simulation modeling which captures the impact of not only changing interest rates but also other sources of cash flow variability including loan and securities prepayments and customer preferences. Financial simulation modeling forecasts both net interest income and the economic value of equity under a variety of different interest rate environments. Economic value of equity is defined as the estimated discounted present value of assets minus the discounted present value of liabilities and is a surrogate for long-term earnings. The Corporation regularly measures the effects of an up or down 200-basis point rate change which is deemed to represent the outside limits of any reasonably probable movement in market interest rates during a one-year time frame. As indicated in Table 15, the financial simulation analysis revealed that as of December 31, 2004 prospective net interest income over a one-year time period would be adversely affected by either higher or lower market interest rates. The economic value of equity would be adversely affected by higher market interest rates but favorably affected by lower interest rates. The Corporation establishes tolerance guidelines for these measures of interest rate sensitivity. As of December 31, 2004, the Corporation was within the prescribed tolerance ranges for both the economic value of equity and net interest income sensitivity.

Computations of prospective effects of hypothetical interest rate changes are based on many assumptions, including relative levels of market interest rates, loan prepayments and deposit repricing. Certain shortcomings are inherent in the computation of discounted present value and, if key relationships do not unfold as assumed, actual values may differ from those presented. Further, the computations do not contemplate any actions management could undertake in response to changes in market interest rates.

During 2001, the Bank entered into three interest rate swap transactions with an aggregate notional amount of $20 million and terms ranging from three to seven years. In July 2004 one $5 million swap matured leaving a notional aggregate amount of $15 million as of December 31, 2004. According to the terms of each transaction, the Bank pays fixed-rate interest payments and receives floating-rate payments. The swaps were entered into to hedge the Corporation's exposure to changes in cash flows attributable to the impact of interest rate changes on variable-rate money market deposit accounts. At December 31, 2004, the fair value of the swaps was a negative $595 thousand as compared to a negative fair value of $1.3 million at December 31, 2003 and was recognized in comprehensive income, net of tax. See Note 12 for additional information on comprehensive income.

The Board of Directors has given bank management authorization to enter into additional derivative activity including interest rate swaps, caps and floors, forward-rate agreements, options and futures contracts in order to hedge interest rate risk. The Bank is exposed to credit risk equal to the positive fair value of a derivative instrument, if any, as a positive fair value indicates that the counterparty to the agreement owes the Bank. To limit this risk, counterparties must have an investment grade long-term debt rating and per-counterparty credit exposure is limited by Board established parameters. Management anticipates continuing to use derivatives, as permitted by its Board-approved policy, to manage interest rate risk.

Table 14. Interest Rate Sensitivity Analysis

	1-90 Days	91-181 Days	182-365 Days	1-5 Years	Beyond 5 Years	Total
			(Dollars in	Thousands)		
Interest-earning assets:						
Interest -bearing deposits in other banks	$ 172	$ —	$ —	$ —	$ —	$ 172
Investment securities and restricted stock	33,075	9,866	14,185	86,236	23,159	166,521
Loans, net of unearned income	138,737	19,522	30,283	121,732	44,481	354,755
Interest rate swaps (receive side)	15,000	—	—	—	—	15,000
Total interest-earning assets	**$186,984**	**$ 29,388**	**$44,468**	**$207,968**	**$ 67,640**	**$536,448**
Interest-bearing liabilities:						
Interest-bearing checking	$ 21,078	$ —	$ —	$ —	$ 55,935	$ 77,013
Money market deposit accounts	84,115	—	—	—	1,045	85,160
Savings	29,573	—	—	—	25,883	55,456
Time	20,244	18,837	20,268	57,854	39	117,242
Securities sold under agreements to repurchase	41,808	—	—	—	—	41,808
Short tem borrowings	9,200	—	—	—	—	9,200
Long term debt	312	2,941	1,082	32,831	15,193	52,359
Interest rate swaps (pay side)		—	—	15,000	—	15,000
Total interest-bearing liabilities	**$206,330**	**$ 21,778**	**$21,350**	**$105,685**	**$ 98,095**	**$453,238**
Interest rate gap	$(19,346)	$ 7,610	$23,118	$102,283	$(30,455)	$ 83,210
Cumulative interest rate gap	$(19,346)	$(11,736)	$11,382	$113,665	$ 83,210	

Note 1: The maturity/repricing distribution of investment securities is based on the maturity date for nonamortizing, noncallable securities; probable exercise/non-exercise of call options for callable securities; and estimated amortization based on industry experience for amortizing securities.

Note 2: Distribution of loans is based on contractual repricing/repayment terms adjusted for expected prepayments based on historical patterns.

Note 3: Interest-bearing checking, MMDA and savings accounts are non-maturity deposits which are distributed in accordance with contractual repricing terms or historical correlation to market interest rates.

Note 4: Long-term debt reflects payments on amortizing Federal Home Loan Bank notes.

Table 15. Sensitivity to Changes in Market Interest Rates

	2004 Future Interest Rate Scenarios			2003 Future Interest Rate Scenarios		
	-200 bps	Unchanged	+200 bps	-200 bps	Unchanged	+200 bps
	(Dollars in Thousands)					
Prospective one-year net interest income (NII):						
Change	$15,321	$ 15,914	**$15,553**	$14,584	$15,303	$15,278
Percent change	-3.7%	—	**-2.3%**	-4.7%	—	-0.2%
Board policy limit	-7.5%	—	**-7.5%**	-7.5%	—	-7.5%
Economic value of portfolio equity (EVE):						
Change	$55,309	$ 53,074	**$44,618**	$37,443	$45,362	$50,936
Percent change	4.2%	—	**-15.9%**	-17.5%	—	12.3%
Board policy limit	-20.0%	—	**-20.0%**	-20.0%	—	-20.0%

Key assumptions:

1. Residential mortgage loans and mortgage-backed securities prepay at rate-sensitive speeds consistent with observed historical prepayment speeds for pools of residential mortgages.
2. Fixed-rate commercial and consumer loans prepay at rate-sensitive speeds consistent with estimated prepayment speeds for these types of loans.
3. Variable rate loans and variable rate liabilities reprice in accordance with their contractual terms, if any. Rate changes for adjustable rate mortgages are constrained by their contractual caps and floors.
4. Interest-bearing nonmaturity deposits reprice in response to different interest rate scenarios consistent with the Corporation's historical rate relationships to market interest rates. Nonmaturity deposits run off over various future time periods, ranging from one month to twenty years, in accordance with analysis of historical decay rates. The value of core deposit intangible are not included the EVE calculation.

Forward-Looking Statements

Certain statements appearing herein which are not historical in nature are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements refer to a future period or periods, reflecting management's current views as to likely future developments, and use words "may," "will," "expect," "believe," "estimate," "anticipate," or similar terms. Because forward-looking statements involve certain risks, uncertainties and other factors over which the Corporation has no direct control, actual results could differ materially from those contemplated in such statements. These factors include (but are not limited to) the following: general economic conditions, changes in interest rates, change in the Corporation's cost of funds, changes in government monetary policy, changes in government regulation and taxation of financial institutions, changes in the rate of inflation, changes in technology, the intensification of competition within the Corporation's market area, and other similar factors.

Impact of Inflation

The impact of inflation upon financial institutions such as the Corporation differs from its impact upon other commercial enterprises. Unlike most other commercial enterprises, virtually all of the assets of the Corporation are monetary in nature. As a result, interest rates have a more significant impact on the Corporation's performance than do the effects of general levels of inflation. Although inflation (and inflation expectations) may affect the interest rate environment, it is not possible to measure with any precision the impact of future inflation upon the Corporation.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The information related to this item is included in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 16.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Franklin Financial Services Corporation
Chambersburg, Pennsylvania

We have audited the accompanying consolidated balance sheets of Franklin Financial Services Corporation and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Franklin Financial Services Corporation as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Harrisburg, Pennsylvania
March 10, 2005

Consolidated Balance Sheets

	December 31	
	2004	2003
	(Amounts in thousands, except per share data)	
Assets		
Cash and due from banks	**$ 10,037**	$ 15,360
Interest-bearing deposits in other banks	**172**	256
Total cash and cash equivalents	**10,209**	15,616
Investment securities available for sale	**162,659**	153,381
Restricted stock	**3,862**	4,753
Loans held for sale	**6,739**	12,113
Loans	**348,016**	333,946
Allowance for loan losses	**(4,886)**	(3,750)
Net Loans	**343,130**	330,196
Premises and equipment, net	**9,609**	9,564
Bank owned life insurance	**10,788**	10,319
Other assets	**16,272**	13,760
Total assets	**$563,268**	$549,702
Liabilities		
Deposits		
Demand (noninterest-bearing)	**$ 65,025**	$ 59,547
Savings and interest checking	**217,629**	201,715
Time	**117,242**	111,169
Total Deposits	**399,896**	372,431
Securities sold under agreements to repurchase	**41,808**	38,311
Short term borrowings	**9,200**	25,200
Long term debt	**52,359**	56,467
Other liabilities	**5,362**	5,435
Total liabilities	**508,625**	497,844
Shareholders' equity		
Common stock, $1 par value per share, 15,000 shares authorized with 3,806 and 3,045 shares issued and 3,370 and 2,692 shares outstanding at December 31, 2004 and 2003, respectively	**3,806**	3,045
Capital stock without par value, 5,000 shares authorized with no shares issued and outstanding	**—**	—
Additional paid-in capital	**19,864**	19,819
Retained earnings	**35,723**	34,251
Accumulated other comprehensive income	**2,175**	1,767
Treasury stock, 436 and 353 shares at cost at December 31, 2004 and 2003 respectively	**(6,925)**	(7,024)
Total shareholders' equity	**54,643**	51,858
Total liabilities and shareholders' equity	**$563,268**	$549,702

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

	Years ended December 31		
	2004	**2003**	**2002**
	(Amounts in thousands, except per share data)		
Interest income			
Loans	**$19,449**	$19,826	$21,218
Interest and dividends on investments:			
Taxable interest	**3,359**	3,227	4,170
Tax exempt interest	**1,679**	1,572	1,579
Dividend income	**212**	189	221
Federal funds sold	**103**	34	66
Deposits and other obligations of other banks	**7**	36	134
Total interest income	**24,809**	24,884	27,388
Interest expense			
Deposits	**5,084**	5,308	7,766
Securities sold under agreements to repurchase	**475**	350	692
Short term borrowings	**199**	28	6
Long term debt	**3,061**	3,371	3,337
Total interest expense	**8,819**	9,057	11,801
Net interest income	**15,990**	15,827	15,587
Provision for loan losses	**880**	1,695	1,190
Net interest income after provision for loan losses	**15,110**	14,132	14,397
Noninterest income			
Investment and trust services fees	**2,645**	2,475	2,292
Service charges and fees	**3,150**	2,856	2,351
Mortgage banking activities	**745**	992	190
Increase in cash surrender value of life insurance	**469**	531	555
Other	**(182)**	398	85
Securities gains, net	**266**	488	430
Total noninterest income	**7,093**	7,740	5,903
Noninterest expense			
Salaries and employee benefits	**8,384**	7,441	7,054
Net occupancy expense	**1,130**	999	855
Furniture and equipment expense	**754**	682	656
Advertising	**808**	769	619
Legal and professional fees	**709**	607	477
Data processing	**1,093**	1,083	1,027
Pennsylvania bank shares tax	**467**	444	426
Other	**2,651**	2,634	2,417
Total noninterest expense	**15,996**	14,659	13,531
Income before Federal income taxes	**6,207**	7,213	6,769
Federal income tax expense	**1,015**	1,373	1,196
Net income	**$ 5,192**	$ 5,840	$ 5,573
Earnings per share			
Basic earnings per share	**$ 1.54**	$ 1.74	$ 1.66
Diluted earnings per share	**$ 1.54**	$ 1.74	$ 1.66
Cash dividends paid	**$ 0.88**	$ 0.82	$ 0.95

The accompanying notes are an integral part of these staements.

Consolidated Statements of Changes in Shareholders' Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
	(Dollars in thousands, except per share data)					
For years ended December 31, 2004, 2003, and 2002:						
Balance at December 31, 2001	$3,045	$19,746	$28,769	$ 224	$(6,519)	$45,265
Comprehensive income:						
Net income	—	—	5,573	—	—	5,573
Unrealized gain on securities, net of reclassification adjustments	—	—	—	1,048	—	1,048
Unrealized loss on hedging activities, net of reclassification adjustments				(747)		(747)
Total Comprehensive income						5,874
Cash dividends declared, $.95 per share	—	—	(3,194)	—	—	(3,194)
Common stock issued under stock option plans	—	16	—	—	161	177
Acquisition of 35,936 shares of treasury stock	—	—	—	—	(894)	(894)
Balance at December 31, 2002	3,045	19,762	31,148	525	(7,252)	47,228
Comprehensive income:						
Net income	—	—	5,840	—	—	5,840
Unrealized gain on securities, net of reclassification adjustments	—	—	—	862	—	862
Unrealized gain on hedging activities, net of reclassification adjustments				380		380
Total Comprehensive income						7,082
Cash dividends declared, $.82 per share	—	—	(2,737)	—	—	(2,737)
Common stock issued under stock option plans	—	57	—	—	228	285
Balance at December 31, 2003	3,045	19,819	34,251	1,767	(7,024)	51,858
Comprehensive income:						
Net income	—	—	5,192	—	—	5,192
Unrealized loss on securities, net of reclassification adjustments	—	—	—	(66)	—	(66)
Unrealized gain on hedging activities, net of reclassification adjustments	—	—	—	474	—	474
Total Comprehensive income						5,600
Cash dividends declared, $.88 per share	—	—	(2,950)	—	—	(2,950)
25% stock dividend	761	—	(761)	—	—	—
Cash paid in lieu of fractional shares in stock split	—	—	(9)	—	—	(9)
Common stock issued under stock option plans	—	45	—	—	99	144
Balance at December 31, 2004	$3,806	$19,864	$35,723	$2,175	$(6,925)	$54,643

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

	Years ended December 31		
	2004	2003	2002
	(Amounts in thousands)		
Cash flows from operating activities			
Net income	**$ 5,192**	$ 5,840	$ 5,573
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**1,123**	1,026	986
Net amortization on investment securities	**585**	831	189
Amortization and write down of mortgage servicing rights	**203**	203	475
Provision for loan losses	**880**	1,695	1,190
Securities gains, net	**(266)**	(488)	(430)
Loans originated for sale	**(182,645)**	(56,168)	(33,030)
Proceeds from sale of loans	**188,708**	49,175	33,495
Gain on sales of loans	**(689)**	(985)	(465)
Gain on sale of premises and equipment	**—**	(299)	—
Increase in cash surrender value of life insurance	**(469)**	(531)	(555)
(Increase) decrease in interest receivable and other assets	**(411)**	437	(256)
Increase (decrease) in interest payable and other liabilities	**652**	(269)	(679)
Other, net	**103**	(91)	109
Net cash provided by operating activities	**12,966**	376	6,602
Cash flows from investing activities			
Proceeds from sales of investment securities available for sale	**672**	1,691	2,076
Proceeds from maturities of investment securities available for sale	**40,150**	52,649	40,349
Net decrease (increase) in restricted stock	**891**	(790)	(1,320)
Purchase of investment securities available for sale	**(53,267)**	(44,451)	(57,613)
Net increase in loans	**(13,876)**	(18,233)	(17,349)
Proceeds from sale of premises and equipment	**—**	625	—
Investment in joint venture	**—**	(510)	(114)
Capital expenditures	**(982)**	(946)	(1,243)
Net cash used in investing activities	**(26,412)**	(9,965)	(35,214)
Cash flows from financing activities			
Net increase in demand deposits, NOW accounts and savings accounts	**21,392**	7,670	19,468
Net increase (decrease) in certificates of deposit	**6,073**	(7,126)	(1,624)
Net (decrease) increase in short term borrowings	**(12,503)**	15,683	3,465
Long term debt advances	**0**	2,519	10,350
Long term debt payments	**(4,108)**	(5,661)	(1,103)
Dividends paid	**(2,950)**	(2,737)	(3,194)
Common stock issued under stock option plans	**144**	285	177
Cash paid in lieu of fractional shares on stock split	**(9)**	—	—
Purchase of treasury shares	**—**	—	(894)
Net cash provided by financing activities	**8,039**	10,633	26,645
(Decrease) increase in cash and cash equivalents	**(5,407)**	1,044	(1,967)
Cash and cash equivalents as of January 1	**15,616**	14,572	16,539
Cash and cash equivalents as of December 31	**$ 10,209**	$ 15,616	$ 14,572
Supplemental Disclosures of Cash Flow Information			
Cash paid during the year for:			
Interest on deposits and other borrowed funds	**$ 8,675**	$ 9,270	$ 11,779
Income taxes	**$ 834**	$ 1,545	$ 904

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

The accounting policies of Franklin Financial Services Corporation and its subsidiaries conform to generally accepted accounting principles and to general industry practices. A summary of the more significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements follows:

Principles of Consolidation—The consolidated financial statements include the accounts of Franklin Financial Services Corporation (the Corporation) and its wholly-owned subsidiaries; Farmers and Merchants Trust Company of Chambersburg and Franklin Financial Properties Corp. Farmers and Merchants Trust Company of Chambersburg is a commercial bank (the Bank) that has one wholly-owned subsidiary, Franklin Realty Services Corporation. Franklin Realty Services Corporation is an inactive real-estate brokerage company. Franklin Financial Properties Corp. holds real estate assets that are leased by the Bank. All significant intercompany transactions have been eliminated in consolidation.

Nature of Operations—The Corporation conducts substantially all of its business through its subsidiary bank, Farmers and Merchants Trust Company, which serves its customer base through sixteen community offices located in Franklin and Cumberland Counties in Pennsylvania. The Bank is a community-oriented commercial bank that emphasizes customer service and convenience. As part of its strategy, the Bank has sought to develop a variety of products and services that meet the needs of both its retail and commercial customers. The Corporation and the Bank are subject to the regulations of various federal and state agencies and undergo periodic examinations by these regulatory authorities.

Use of Estimates in the Preparation of Financial Statements—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the assessment of other than temporary impairment of investment securities, as well as the value of mortgage servicing rights and derivatives.

Significant Group Concentrations of Credit Risk—Most of the Corporation's activities are with customers located within Franklin and Cumberland Counties of Pennsylvania. Note 4 discusses the types of securities that the Corporation invests in. Note 5 discusses the types of lending that the Corporation engages in. The Corporation does not have any significant concentrations of any one industry or customer.

Statement of Cash Flows—For purposes of reporting cash flows, cash and cash equivalents include Cash and due from banks, Interest-bearing deposits in other banks and Federal funds sold. Generally, Federal funds are purchased and sold for one-day periods.

Investment Securities—Management classifies its securities at the time of purchase as available for sale or held to maturity. At December 31, 2004 and 2003, all securities were classified as available for sale, meaning that the Corporation intends to hold them for an indefinite period of time, but not necessarily to maturity. Available for sale securities are stated at estimated fair value, adjusted for amortization of premiums and accretion of discounts which are recognized as adjustments of interest income through maturity. The related unrealized holding gains and losses are reported as other comprehensive income, net of tax, until realized. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating the other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Realized securities gains and losses are computed using the specific identification method. Gains or losses on the disposition of investment securities are based on the net proceeds and the adjusted carrying amount of the specific security sold. Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity or mix of the Bank's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors.

Restricted Stock—Restricted stock, which is carried at cost, consists of stock of the Federal Home Loan Bank of Pittsburgh (FHLB) and Atlantic Central Bankers Bank. Federal law requires a member institution of the FHLB to hold FHLB stock according to a predetermined formula.

Other Investments—The Corporation has an investment in American Home Bank, N.A. (AHB). The Corporation owns 21.6% of the voting stock of this bank and accounts for this investment utilizing the equity method of accounting. At December 31, 2004 and 2003, the carrying amount of this investment was approximately $4.1 million and $1.4 million, respectively and was included in other assets.

Financial Derivatives—The Corporation uses interest rate swaps and caps, which it has designated as cash-flow hedges, to manage interest rate risk associated with variable-rate funding sources. All such derivatives are recognized on the balance sheet at fair value in other assets or liabilities as appropriate. To the extent the derivatives are effective and meet the requirements for hedge accounting, changes in fair value are recognized in other comprehensive income with income statement reclassification occurring as the hedged item affects earnings. Conversely, changes in fair value attributable to ineffectiveness or to derivatives that do not qualify as hedges are recognized as they occur in the income statement's interest expense account associated with the hedged item. Such changes were minimal during the periods reported on within.

Interest rate derivative financial instruments receive hedge accounting treatment only if they are designated as a hedge and are expected to be, and are, effective in substantially reducing interest rate risk arising from the assets and liabilities identified as exposing the Corporation to risk. Those derivative financial instruments that do not meet the hedging criteria discussed below would be classified as trading activities and would be recorded at fair value with changes in fair value recorded in income. Derivative hedge contracts must meet specific effectiveness tests (i.e., over time the change in their fair values due to the designated hedge risk must be within 80 to 125 percent of the opposite change in the fair values of the hedged assets or liabilities). Changes in fair value of the derivative financial instruments must be effective at offsetting changes in the fair value of the hedged items due to the designated hedge risk during the term of the hedge. Further, if the underlying financial instrument differs from the hedged asset or liability, there must be a clear economic relationship between the prices of the two financial instruments. If periodic assessments indicate derivatives no longer provide an effective hedge, the derivatives contracts would be closed out and settled or classified as a trading activity.

Cash flows resulting from the derivative financial instruments that are accounted for as hedges of assets and liabilities are classified in the cash flow statement in the same category as the cash flows of the items being hedged.

Loans—Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of any deferred fees. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans using the interest method. The Corporation is generally amortizing these amounts over the contractual life of the loan.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgement as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt. Consumer loans are typically charged off no later than 180 days past due. Past due status is based on contractual terms of the loans.

Loans Held for Sale—Mortgage loans originated and intended for sale in the secondary market at the time of origination are carried at the lower of cost or estimated fair value (determined on an aggregate basis). All sales are made without recourse. Loans are generally sold with the mortgage servicing rights retained by the Corporation. The carrying value of mortgage loans sold is reduced by the cost allocated to the associated mortgage servicing rights. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold.

Loan Servicing—Servicing assets are recognized as separate assets when rights are acquired through sale of financial assets. A portion of the cost of originating the loan is allocated to the servicing right based on relative fair value. Fair value is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, prepayment speeds and default rates and losses. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the periods of, the estimated future net servicing income of the underlying financial assets. Servicing rights are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. For the purpose of computing impairment, mortgage servicing rights are stratified based on risk characteristics of the underlying loans that are expected to have the most impact on projected prepayments including loan type, interest rate and term. Impairment is recognized through a valuation allowance to the extent that fair value is less than the capitalized amount. If the Corporation later determines that all or a portion of the impairment no longer exists, a reduction of the allowance may be recorded as an increase to income. Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Loans serviced by the bank for the benefit of others totaled $121.2 million, $101.8 million and $94.6 million at December 31, 2004, 2003 and 2002 respectively.

Allowance for Loan Losses—The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans either by the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The allowance consists of specific and general components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment using historical charge-offs as the starting point in estimating loss. Accordingly, the Corporation may not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment—Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. When assets are retired or sold, the asset cost and related accumulated depreciation are eliminated from the respective accounts, and any resultant gain or loss is included in net income.

The cost of maintenance and repairs is charged to operating expense as incurred, and the cost of major additions and improvements is capitalized.

Intangible Assets—Intangible assets, consisting primarily of a customer list acquired through the purchase of several community offices, are stated at cost, less accumulated amortization. Amortization is recognized over a ten-year period. Intangible assets are reviewed periodically for impairment. Amounts included in other assets were $413 thousand and $599 thousand at December 31, 2004 and 2003, respectively and were net of accumulated amortization of $1.4 million and $1.3 million. Amortization expense for intangible assets was $186 thousand for 2004, 2003 and 2002. Amortization expense for intangible assets will be $186 thousand for the years ended December 31, 2005 and 2006, and $41 thousand for 2007.

Bank Owned Life Insurance—The Bank invests in bank owned life insurance ("BOLI") as a source of funding for employee benefit expenses. The Bank purchases life insurance coverage on the lives of a select group of employees. The Bank is the owner and beneficiary of the policies and records the investment at the cash surrender value of the underlying policies. Income from the increase in cash surrender value of the policies is included in noninterest income.

Foreclosed Real Estate—Foreclosed real estate is comprised of property acquired through a foreclosure proceeding or an acceptance of a deed in lieu of foreclosure. Balances are initially reflected at the estimated fair value less any estimated disposition costs, with subsequent adjustments made to reflect further declines in value. Any losses realized upon disposition of the property, and holding costs prior thereto, are charged against income.

Transfers of Financial Assets—Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Corporation, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Federal Income Taxes—Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted through the provision for income taxes for the effects of changes in tax laws and rates on the date of enactment.

Advertising Expenses—Advertising costs are expensed as incurred.

Treasury Stock—The acquisition of treasury stock is recorded under the cost method. The subsequent disposition or sale of the treasury stock is recorded using the average cost method.

Investment and Trust Services—Assets held in a fiduciary capacity are not assets of the Corporation and therefore are not included in the consolidated financial statements. Revenue from investment and trust services is recognized on the accrual basis.

Off-Balance Sheet Financial Instruments—In the ordinary course of business, the bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded on the balance sheet when they are funded.

Stock Based Compensation—Stock options are accounted for under Accounting Principles Bulletin (APB) No. 25. Under APB 25, no compensation expense is recognized related to these purchase options. The pro forma impact to net income and earnings per share that would occur if compensation expense was recognized based on the estimated fair value of the options on the date of the grant is as follows:

		2004	2003	2002
		(Amounts in thousands, except per share*)		
Net Income:	As reported	**$5,192**	$5,840	$5,573
	Compensation not expensed	**(73)**	(68)	(108)
	Proforma	**$5,119**	$5,772	$5,465
Basic earnings per share:	As reported	**$ 1.54**	$ 1.74	$ 1.66
	Proforma	**1.52**	1.72	1.63
Diluted earnings per share:	As reported	**$ 1.54**	$ 1.74	$ 1.66
	Proforma	**1.52**	1.72	1.62
Weighted average fair value of ESPP options granted		**$ 5.52**	$ 5.16	$ 4.32
Weighted average fair value of ISOP options granted		**$ 4.77**	$ 4.70	$ 4.03

* *Per share information has been adjusted retroactively to reflect all stock splits and dividends.*

The fair value of the options granted has been estimated using the Black-Scholes method and the following assumptions for the years shown:

	2004	2003	2002
Employee Stock Purchase Plan			
Risk-free interest rate	**2.21%**	1.13%	1.41%
Expected volatility of the Corporation's stock	**19.31%**	16.58%	16.80%
Expected dividend yield	**3.53%**	3.26%	3.58%
Expected life (in years)	**0.7**	0.8	0.7
Incentive Stock Option Plan			
Risk-free interest rate	**3.58%**	3.55%	3.47%
Expected volatility of the Corporation's stock	**15.31%**	26.39%	26.39%
Expected dividend yield	**3.04%**	3.54%	3.84%
Expected life (in years)	**7**	7	7

Pension—The provision for pension expense was actuarially determined using the projected unit credit actuarial cost method. The funding policy is to contribute an amount sufficient to meet the requirements of ERISA, subject to Internal Revenue Code contribution limitations.

Earnings per share—Earnings per share is computed based on the weighted average number of shares outstanding during each year. The Corporation's basic earnings per share is calculated as net income divided by the weighted average number of shares outstanding. For diluted earnings per share, net income is divided by the weighted average number of shares outstanding plus the incremental number of shares added as a result of converting common stock equivalents, calculated using the treasury stock method. The Corporation's common stock equivalents consist of stock options. Average shares and per share information have been restated as appropriate to reflect stock splits and dividends.

A reconciliation of the weighted average shares outstanding used to calculate basic earnings per share and diluted earnings per share follows:

	2004	2003	2002
	(In thousands)		
Weighted average shares outstanding (basic)	**3,368**	3,355	3,344
Impact of common stock equivalents	**9**	7	15
Weighted average shares outstanding (diluted)	**3,377**	3,362	3,359

Reclassifications—Certain prior period amounts have been reclassified to conform to the current year presentation. Such reclassifications did not affect reported net income.

Segment Reporting—The Bank acts as an independent community financial services provider and offers traditional banking and related financial services to individual, business and government customers. Through its community office and automated teller machine network, the Bank offers a full array of commercial and retail financial services, including the taking of time, savings and demand deposits; the making of commercial, consumer and mortgage loans; and the providing of safe deposit services. The Bank also performs personal, corporate, pension and fiduciary services through its Investment and Trust Services Department and Personal Investment Center.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial, retail, mortgage banking and trust operations of the Bank. As such, discrete information is not available and segment reporting would not be meaningful.

Comprehensive Income—Comprehensive income is reflected in the Consolidated Statements of Changes in Shareholders' Equity and includes net income and unrealized gains or losses on investment securities and derivatives.

Recent Accounting Pronouncements:

In December 2003, the Accounting Standards Executive Committee issued Statement of Position 03-3 (SOP 03-3), "Accounting for Certain Loan or Debt Securities Acquired in a Transfer." SOP 03-3 addresses accounting differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer, including business combinations, if those differences are attributable, at least in part, to credit quality. SOP 03-3 is effective for loans or debt securities acquired in fiscal years beginning after December 2004. The Corporation intends to adopt the provisions of SOP 03-3 effective January 1, 2005, and does not expect the initial implementation to have an effect on the Corporation's consolidated financial statements.

In March 2004, the SEC released Staff Accounting Bulletin (SAB) No. 105, "Application of Accounting Principles to Loan Commitments." SAB 105 provides guidance about the measurement of loan commitments recognized at fair value under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." SAB 105 also requires companies to disclose their accounting policy for those loan commitments including methods and assumptions used to estimate fair value and associated hedging strategies. SAB 105 is effective for all loan commitments accounted for as derivatives that are entered into after March 31, 2004. The adoption of SAB 105 did not have a material effect on the Corporation's consolidated financial statements.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123(R), "Share-Based Payment." Statement No. 123(R) revised Statement No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. Statement No. 123(R) will require compensation costs related to share-based payment transactions to be recognized in the financial statements (with limited exceptions). The amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. This statement is effective July 1, 2005. The impact to the Corporation will be dependent upon the nature and quantity of stock-based compensation granted in future periods.

Note 2. Regulatory Matters

The Bank is limited as to the amount it may lend to the Corporation, unless such loans are collateralized by specific obligations. State regulations also limit the amount of dividends the Bank can pay to the Corporation. At December 31, 2004, the amount available for dividends was $30.5 million. In addition, dividends paid by the Bank to the Corporation would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. The Corporation and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004 and 2003, that the Corporation and the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2004, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The table that follows presents the total risk-based, Tier 1 risk-based and Tier 1 leverage requirements for the Corporation and the Bank as defined by the FDIC. Actual capital amounts and ratios are also presented.

	As of December 31, 2004					
	Actual		Minimum for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
Total Capital (to Risk Weighted Assets)						
Corporation	$57,079	14.74%	$30,984	8.00%	N/A	
Bank	47,218	12.48%	30,266	8.00%	$37,832	10.00%
Tier 1 Capital (to Risk Weighted Assets)						
Corporation	$51,923	13.41%	$15,492	4.00%	N/A	
Bank	42,353	11.19%	15,133	4.00%	$22,699	6.00%
Tier 1 Capital (to Average Assets)						
Corporation	$51,923	9.14%	$22,722	4.00%	N/A	
Bank	42,353	7.57%	22,365	4.00%	$27,956	5.00%

	As of December 31, 2003					
	Actual		Minimum for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
Total Capital (to Risk Weighted Assets)						
Corporation	$53,463	14.03%	$30,496	8.00%	N/A	
Bank	44,273	11.89%	29,785	8.00%	$37,232	10.00%
Tier 1 Capital (to Risk Weighted Assets)						
Corporation	$49,390	12.96%	$15,248	4.00%	N/A	
Bank	40,442	10.86%	14,893	4.00%	$22,339	6.00%
Tier 1 Capital (to Average Assets)						
Corporation	$49,390	9.15%	$21,599	4.00%	N/A	
Bank	40,442	7.59%	21,303	4.00%	$26,629	5.00%

Although not adopted in regulation form, the Pennsylvania Department of Banking utilizes capital standards requiring a minimum leverage capital ratio of 6% and a risk-based capital ratio of 10%, defined substantially the same as those by the FDIC.

Note 3. Restricted Cash Balances

The Corporation's subsidiary bank is required to maintain reserves against its deposit liabilities in the form of vault cash and/or balances with the Federal Reserve Bank. Deposit reserves required to be held by the bank were approximately $750 thousand and $700 thousand at December 31, 2004 and December 31, 2003, respectively and were satisfied by the bank's vault cash. In addition, as compensation for check clearing and other services, a compensatory balance maintained at the Federal Reserve Bank at December 31, 2004 and 2003, was approximately $900 thousand. The amortized cost and estimated fair value of investment securities available for sale as of December 31, 2004 and 2003 are as follows:

Note 4. Investment Securities Available for Sale

The amortized cost and estimated fair value of investment securities available for sale as of December 31, 2004 and 2003 are as follows:

2004	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(Amounts in thousands)			
Equity securities	$ 4,167	$1,014	$ 68	$ 5,113
U.S. Treasury securities and obligations of U.S. Government agencies	51,605	19	265	51,359
Obligations of state and political subdivisions	38,869	2,648	—	41,517
Corporate debt securities	12,974	538	43	13,469
Mortgage-backed securities	29,892	127	179	29,840
Asset-backed securities	21,261	125	25	21,361
	$158,768	$4,471	$580	$162,659

2003	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(Amounts in thousands)			
Equity securities	$ 3,307	$ 765	$ 47	$ 4,025
U.S. Treasury securities and obligations of U.S. Government agencies	19,556	134	28	19,662
Obligations of state and political subdivisions	34,460	2,602	—	37,062
Corporate debt securities	22,007	427	207	22,227
Mortgage-backed securities	33,916	295	157	34,054
Asset-backed securities	36,142	235	26	36,351
	$149,388	$4,458	$465	$153,381

At December 31, 2004 and 2003, the book value of investment securities pledged to secure public funds, trust balances, repurchase agreements and other deposit obligations totaled $98,356,000 and $90,846,000, respectively.

The amortized cost and estimated fair value of debt securities at December 31, 2004, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized cost	Estimated fair value
	(Amounts in thousands)	
Due in one year or less	$ 19,284	$ 19,299
Due after one year through five years	44,260	44,374
Due after five years through ten years	20,662	21,269
Due after ten years	40,503	42,764
	$124,709	$127,706
Mortgage-backed securities	29,892	29,840
	$154,601	$157,546

Gross gains of $266,000 were realized on the sale of securities during 2004. Gross gains of $513,000 and gross losses of $25,000 were realized on the sale of securities during 2003. Gross gains of $430,000 were realized in 2002.

The following table reflects temporary impairment in the investment portfolio, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2004.

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(Amounts in thousands)			
Equity Securities	$ 156	$ 8	$ 529	$ 60	$ 685	$ 68
U.S. Treasury securities and obigations of U.S. Government agencies	20,125	129	20,014	136	40,139	265
Corporate debt securities	947	4	1,068	39	2,015	43
Mortgage-backed securities	5,390	12	15,421	167	20,811	179
Asset-backed securities	1,596	3	2,425	22	4,021	25
Total temporarily impaired securities	$28,214	$156	$39,457	$424	$67,671	$580

The above table represents 80 investment securities where the current fair value is less than the related amortized cost. Management believes that the unrealized losses reflect changes in interest rates subsequent to the acquisition of specific securities and do not reflect any deterioration of the credit worthiness of the issuing entities. Generally, securities with an unrealized loss are debt securities of investment grade. Therefore the bonds have a maturity date and are generally expected to pay-off at par, substantially elminating any market value losses at that time.

Note 5. Loans

A summary of loans outstanding at the end of the reporting periods is as follows:

	December 31	
	2004	2003
	(Amounts in thousands)	
Real estate (primarily first mortgage residential loans)	**$ 92,703**	$105,517
Real estate—Construction	**3,968**	4,244
Commercial, industrial and agricultural	**183,028**	165,936
Consumer (including home equity lines of credit)	**68,317**	58,249
	348,016	333,946
Less: Allowance for loan losses	**(4,886)**	(3,750)
Net Loans	**$343,130**	$330,196

Loans to directors and executive officers and to their related interests and affiliated enterprises amounted to approximately $11,618,000 and $11,305,000 at December 31, 2004 and 2003, respectively. Such loans are made in the ordinary course of business at the Bank's normal credit terms and do not present more than a normal risk of collection. During 2004 approximately $109,000 of new loans were made and repayments totaled approximately $547,000.

Note 6. Allowance for Loan Losses

	Years ended December 31		
	2004	**2003**	**2002**
	(Amounts in thousands)		
Balance at beginning of year	**$3,750**	$4,305	$ 4,051
Charge-offs	**(302)**	(2,559)	(1,047)
Recoveries	**558**	309	111
Net recoveries (charge-offs)	**256**	(2,250)	(936)
Provision for loan losses	**880**	1,695	1,190
Balance at end of year	**$4,886**	$3,750	$ 4,305

At December 31, 2004 and 2003 the Corporation had no restructured loans. Nonaccrual loans at December 31, 2004 and 2003 were approximately $355,000 and $483,000, respectively. Loans past due 90 days or more and still accruing were approximately $587,000 and $284,000 at December 31, 2004 and 2003, respectively. The gross interest that would have been recorded if nonaccrual loans had been current in accordance with their original terms and the amount actually recorded in income were as follows:

	2004	**2003**	**2002**
	(Amounts in thousands)		
Gross interest due under terms	**$22**	$74	$284
Amount included in income	**(9)**	(2)	(93)
Interest income not recognized	**$13**	$72	$191

Interest income recognized on impaired loans, primarily on an accrual basis, was $293 thousand, $301 thousand and $228 thousand for 2004, 2003 and 2002, respectively.

At December 31, 2004 and 2003, the recorded investment in loans that were considered to be impaired, as defined by Statement No.114, totaled $6.9 million and $2.8 million, respectively, of which $1.4 million and $2.1 million have an allowance for credit losses. The allowance for credit losses on impaired loans was $427 thousand and $648 thousand as of December 31, 2004 and 2003, respectively. The average recorded investment in impaired loans during the years ended December 31, 2004, 2003 and 2002 was $7.9 million, $5.2 million and $7.2 million, respectively.

Note 7. Premises and Equipment

Premises and equipment consist of:

		December 31	
(Dollars in thousands)	**Estimated Life**	**2004**	**2003**
Land		**$ 1,096**	$ 1,096
Buildings and leasehold improvements	15 - 30 years, or lease term	**13,024**	12,589
Furniture, fixtures and equipment	3 - 10 years	**8,060**	7,550
Total cost		**22,180**	21,235
Less: Accumulated depreciation		**(12,571)**	(11,671)
Net premises and equipment		**$ 9,609**	$ 9,564

Depreciation expense for the years ended December 31, 2004, 2003 and 2002 was $910,000, $840,000 and $800,000, respectively. The Corporation leases various premises and equipment for use in banking operations. Future minimum payments on these leases are as follows:

	(Amounts in thousands)
2005	$ 273
2006	263
2007	192
2008	112
2009	112
2010 and beyond	1,704
	$2,656

Some of these leases provide renewal options of varying terms. The rental cost of these renewals is not included above. Total rent expense on these leases was $276,000, $206,000 and $172,000 for 2004, 2003 and 2002, respectively.

Note 8. Mortgage Servicing Rights

Activity in mortgage servicing rights for the years ended December 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002
	(amounts in thousands)		
Cost of mortgage servicing rights:			
Beginning balance	**$1,384**	$1,039	$ 801
Originations	**487**	528	378
Amortization	**(199)**	(183)	(140)
Ending balance	**$1,672**	$1,384	$1,039
Valuation allowance:			
Beginning balance	**$ 355**	$ 335	$ —
Additions	**138**	70	335
Reductions	**(135)**	(50)	—
Ending balance	**$ 358**	$ 355	$ 335
Mortgage servicing rights cost	**$1,672**	$1,384	$1,039
Valuation allowance	**(358)**	(355)	(335)
Carrying value	**$1,314**	$1,029	$ 704
Fair value	**$1,314**	$1,029	$ 704
Fair value assumptions:			
Weighted average discount rate	**5.94%**	5.67%	5.71%
Weighted average prepayment speed rate	**15.50%**	19.90%	27.70%

Note 9. Deposits

Deposits are summarized as follows:

	December 31 2004	December 31 2003
	(Amounts in thousands)	
Demand, noninterest-bearing	**$ 65,025**	$ 59,547
Interest-bearing checking	**77,013**	68,376
Savings:		
Money market accounts	**85,160**	83,312
Passbook and statement savings	**55,456**	50,027
Total Savings and interest checking	**217,629**	201,715
Time:		
Deposits of $100,000 and over	**21,486**	23,203
Other time deposits	**95,756**	87,966
	117,242	111,169
Total deposits	**$399,896**	$372,431

At December 31, 2004 the scheduled maturities of time deposits are as follows.

2005	$ 59,348
2006	22,216
2007	24,195
2008	7,777
2009	3,667
2010 and beyond	39
	$117,242

Note 10. Securities Sold Under Agreements to Repurchase, Short Term Borrowings and Long Term Debt

The Corporation's short-term borrowings are comprised of securities sold under agreements to repurchase and a line-of-credit with the Federal Home Loan Bank of Pittsburgh (Open Repo Plus). Securities sold under agreements to repurchase are overnight borrowings between the Bank and its commercial and municipal depositors. These accounts reprice weekly. Open Repo Plus is a revolving term commitment used on an overnight basis. The term of these commitments may not exceed 364 days and it reprices daily at market rates. These borrowings are described below:

	December 31 2004		2003	
	Sweep Repurchase	FHLB Open Repo	Sweep Repurchase	FHLB Open Repo
	(Dollars in thousands)			
Ending balance	**$41,808**	**$ 9,200**	$38,311	$25,200
Weighted average rate at year end	**2.01%**	**2.24%**	0.68%	1.06%
Range of interest rates paid at year end	**1.24% – 2.14%**	**2.24%**	.15% – .89%	1.06%
Maximum month-end balance during the year	**$51,130**	**$25,400**	$48,883	$25,200
Average balance during the year	**$44,805**	**$13,327**	$42,226	$ 2,124
Weighted average interest rate during the year	**1.06%**	**1.49%**	0.83%	1.32%

The securites that serve as collateral for securities sold under agreements to repurchase consist primarily of U.S. Government and U.S. Agency securities with a fair value of $55,175,000 and $45,493,000, respectively, at December 31, 2004 and 2003.

A summary of long term debt at the end of the reporting period follows:

	December 31	
	2004	2003
	(Amounts in thousands)	
Loans from the Federal Home Loan Bank	**$52,359**	$56,467

The loans from the FHLB are comprised of term loans payable at maturity and amortizing advances. These loans bear interest at fixed rates ranging from 3.93% to 7.38% (weighted average rate of 5.5%)with final maturities ranging from May 2005 to October 2026. All borrowings from the FHLB are collateralized by FHLB stock, mortgage-backed securities and first mortgage loans.

The scheduled maturities of the FHLB borrowings at December 31, 2004 are as follows:

2005	$ 4,335
2006	6,394
2007	1,079
2008	21,944
2009	3,414
2010 and beyond	15,193
	$52,359

The Corporation's maximum borrowing capacity with the FHLB at December 31, 2004, was $198,881,000. The total amount available to borrow at year-end was approximately $137,321,000.

Note 11. Federal Income Taxes

The temporary differences which give rise to significant portions of deferred tax assets and liabilities under Statement No. 109 are as follows (amounts in thousands):

	December 31	
	2004	2003
Deferred Tax Assets		
Allowance for loan losses	**$1,661**	$1,275
Deferred compensation	**383**	368
Depreciation	**—**	132
Deferred loan fees and costs,net	**170**	179
Other	**196**	179
Tax credit carryforward	**499**	554
Total	**$2,909**	$2,687

	December 31	
	2004	2003
Deferred Tax Liabilities		
Pension	**$ 454**	$ 427
Depreciation	**90**	—
Mortgage servicing rights	**447**	350
Other comprehensive income	**1,121**	910
Other	**10**	210
Total	**2,122**	1,897
Net deferred tax assets	**$ 787**	$ 790

Tax credit carryforwards begin to expire in 2019. The components of the provision for Federal income taxes attributable to income from operations were as follows:

	Years ended December 31		
	2004	2003	2002
	(Amounts in thousands)		
Current tax expense	**$1,223**	$1,403	$ 877
Deferred tax expense (benefit)	**(208)**	(30)	319
Income tax provision	**$1,015**	$1,373	$1,196

For the years ended December 31, 2004, 2003, and 2002, the income tax provisions are different from the tax expense which would be computed by applying the Federal statutory rate to pretax operating earnings. A reconciliation between the tax provision at the statutory rate and the tax provision at the effective tax rate is as follows:

	Years ended December 31		
	2004	2003	2002
	(Amounts in thousands)		
Tax provision at statutory rate	**$2,111**	$2,452	$2,301
Income on tax-exempt loans and securities	**(884)**	(850)	(884)
Nondeductible interest expense relating to carrying tax-exempt obligations	**61**	63	83
Dividends received exclusion	**(35)**	(25)	(27)
Income from bank owned life insurance	**(160)**	(181)	(196)
Other, net	**11**	3	8
Tax credit	**(89)**	(89)	(89)
Income tax provision	**$1,015**	$1,373	$1,196

The tax provision applicable to securities gains for the years ended December 31, 2004, 2003 and 2002 was $90,000 $166,000 and $146,000, respectively.

Note 12. Comprehensive Income

The components of other comprehensive income for 2002, 2003, and 2004 were as follows:

	Interest Rate Cap		Interest Rate Swaps		Securities Gains(Losses)		Total	
	Before Tax	Net of Tax	Before Tax	Net of Tax	Before Tax	Net of Tax	Before Tax	Net of Tax
	(Amounts in thousands)							
December 31, 2001 accumulated unrealized gain(loss)	$(55)	$(36)	$ (704)	$ (464)	$1,097	$ 724	$ 338	$ 224
Unrealized gains(losses) arising during the period	(47)	(31)	(1,777)	(1,173)	2,018	1,332	194	128
Reclassification adjustment for (gains)losses included in net income	38	25	655	432	(430)	(284)	263	173
December 31, 2002 accumulated unrealized gain(loss)	(64)	(42)	(1,826)	(1,205)	2,685	1,772	795	525
Unrealized gains(losses) arising during the period	(4)	(2)	(240)	(158)	1,796	1,185	1,552	1,025
Reclassification adjustment for (gains)losses included in net income	37	24	781	515	(488)	(322)	330	216
December 31, 2003 accumulated unrealized gain(loss)	(31)	(20)	(1,285)	(848)	3,993	2,635	2,677	1,767
Unrealized gains(losses) arising during the period	—	—	52	34	166	110	218	144
Reclassification adjustment for (gains)losses included in net income	31	20	638	421	(266)	(176)	403	265
December 31, 2004 accumulated unrealized gain (loss)	$ —	$ —	$ (595)	$ (393)	$3,893	$2,569	$3,298	$2,175

Note 13. Financial Derivatives

As part of managing interest rate risk, the Bank has entered into interest rate swap agreements as vehicles to partially hedge cash flows associated with interest expense on variable rate deposit accounts. Under the swap agreements, the Bank receives a variable rate and pays a fixed rate. Such agreements are generally entered into with counterparties that meet established credit standards and most contain collateral provisions protecting the at-risk party. The Bank considers the credit risk inherent in these contracts to be negligible. Interest rate swap agreements derive their value from underlying interest rates. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations, payments, and the value of the derivative are based. The notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Such difference, which represents the fair value of the swap is reflected on the Corporation's balance sheet.

The Corporation is exposed to credit-related losses in the event of nonperformance by the counterparty to these agreements. The Corporation controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect the counterparty to fail its obligations.

The primary focus of the Corporation's asset/liability management program is to monitor the sensitivity of the Corporation's net portfolio value and net income under varying interest rate scenarios to take steps to control its risks. On a quarterly basis, the Corporation simulates the net portfolio value and net interest income expected to be earned over a twelve-month period following the date of simulation. The simulation is based upon projection of market interest rates at varying levels and estimates the impact of such market rates on the levels of interest-earning assets and interest-bearing liabilities during the measurement period. Based upon the outcome of the simulation analysis, the Corporation considers the use of derivatives as a means of reducing the volatility of net portfolio value and projected net income within certain ranges of projected changes in interest rates. The Corporation evaluates the effectiveness of entering into any derivative instrument agreement by measuring the cost of such an agreement in relation to the reduction in net portfolio value and net income volatility within an assumed range of interest rates.

Information regarding the interest rate swaps as of December 31, 2004 follows: (Amounts in thousands)

Notional Amount	Maturity Date	Interest Rate		Fair Value	Amount Expected to be Expensed into Earnings within next 12 Months
		Fixed	Variable		
$5,000	7/11/08	5.36%	2.27%	$(319)	$155
$10,000	5/18/06	4.88%	2.27%	$(276)	$261

Derivatives with a positive fair value are reflected as other assets in the balance sheet while those with a negative fair value are reflected as other liabilities.

Note 14. Employee Benefit Plans

The Bank has a 401(k) plan covering substantially all employees of F&M Trust who have completed one year and 1000 hours of service. In 2004, employee contributions to the plan were matched at 100% up to 3% of each employee's deferrals plus 50% of the next 2% of deferrals from participants' eligible compensation. In addition, a 100% discretionary profit sharing contribution of up to 2% of each employee's eligible compensation was possible provided net income targets were achieved. The Personnel Committee of the Corporation's Board of Directors approves the established net income targets annually. Under this plan, the maximum amount of employee contributions in any given year is defined by Internal Revenue Service regulations. The related expense for the 401(k) plan and the profit sharing plan, as approved by the Board of Directors, was approximately $220 thousand in 2004 and $208 thousand in 2003 and 2002.

The Bank has a noncontributory pension plan covering substantially all employees of F&M Trust who meet certain age and service requirements. Benefits are based on years of service and the employee's compensation during the highest five consecutive years out of the last ten years of employment. The Bank's funding policy is to contribute annually the amount required to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974. Contributions are intended to provide not only for the benefits attributed to service to date but also for those expected to be earned in the future. The measurement date of the Plan is September 30 of each year.

Pension Plan asset classes include cash, fixed income securities and equities. The fixed income portion is comprised of Government Bonds, Corporate Bonds and Taxable Municipal Bonds; the equity portion is comprised of financial institution equities and individual corporate equities across a broad range of sectors. Investments are made on the basis of sound economic principles and in accordance with established guidelines. Target allocations of fund assets measured at fair value are as follows: fixed income, a range of 25% to 45%; equities, a range of 55% to 75% and cash as needed. At December 31, 2004, fixed income investments accounted for 22% of total Plan assets, equities accounted for 73% and cash accounted for 5%.

On a regular basis, the Pension and Benefits Committee (the "Committee") monitors the percent allocation to each asset class. Due to changes in market conditions, the asset allocation may vary from time to time. The Committee is responsible to direct the rebalancing of Plan assets when allocations are not within the established guidelines and to ensure that such direction is effected.

Specific guidelines for fixed income investments are that no individual bond shall have a rating of less than an A as rated by Standard and Poor and Moodys at the time of purchase. If the rating subsequently falls below an A rating, the Committee, at its next quarterly meeting, will discuss the merits of retaining that particular security. Allowable securities include obligations of the US Government and its agencies, CDs, commercial paper, corporate obligations and insured taxable municipal bonds.

General guidelines for equities are that a diversified common stock program is used and that diversification patterns can be changed with the ongoing analysis of the outlook for economic and financial conditions. Specific guidelines for equities include a sector cap and an individual stock cap. The guidelines for the sector cap direct that because the Plan sponsor is a bank, a significantly large exposure to the financial sector is permissible; therefore, there is no sector cap for financial equities. All other sectors are limited to 25% of the equity component. The individual stock cap guidelines direct that no one stock may represent more than 5% of the total equity portfolio.

The Committee revisits and determines the expected long-term rate of return on Plan assets annually. The policy of the Committee has been to take a conservative approach to all Plan assumptions. Specifically, the expected long-term rate of return has remained steady at 8% and does not fluctuate according to annual market returns. Historical investment returns play a significant role in determining what this rate should be.

The following table sets forth the plan's funded status at December 31, 2004, based on the September 30, 2004 actuarial valuation together with comparative 2003 amounts:

	For the years ended December 31		
	2004	**2003**	**2002**
	(Amounts in thousands)		
Change in projected benefit obligation			
Benefit obligation at beginning of measurement year	**$10,671**	$9,261	$8,919
Service cost	**383**	322	304
Interest cost	**680**	633	610
Actuarial loss (gain)	**656**	887	(153)
Benefits paid	**(469)**	(432)	(419)
Benefit obligation at end of measurement year	**11,921**	10,671	9,261
Change in plan assets			
Fair value of plan assets at beginning of measurement year	**9,961**	8,738	10,310
Actual return on plan assets net of expenses	**1,194**	1,655	(1,153)
Employer contribution	**293**	—	—
Benefits paid	**(469)**	(432)	(419)
Fair value of plan assets at end of year	**10,979**	9,961	8,738
Reconciliation of Funded Status to recognized amount			
Funded Status	**(942)**	(710)	(523)
Unrecognized net actuarial loss	**2,155**	1,817	1,733
Unrecognized prior service cost	**150**	176	201
Prepaid pension cost recognized	**$ 1,363**	$1,283	$1,411

	For the years ended December 31		
	2004	**2003**	**2002**
Components of net periodic pension cost			
Service cost	**$ 383**	$ 322	$ 304
Interest cost	**680**	633	610
Expected return on plan assets	**(875)**	(853)	(988)
Amortization of prior service cost	**25**	25	25
Recognized net actuarial gain	**—**	—	(104)
Net periodic pension cost (income)	**$ 213**	$ 127	$(153)
Additional information			
Assumptions used to determine benefit obligations as of measurement date:			
Discount rate	**6.00%**	6.50%	7.00%
Rate of compensation increase	**5.00%**	5.00%	5.00%
Assumptions used to determine net periodic benefit cost:			
Discount rate	**6.50%**	7.00%	7.00%
Expected long-term return on plan assets	**8.00%**	8.00%	8.00%
Rate of compensation increase	**5.00%**	5.00%	5.00%
Asset allocations as of measurement date:			
Equity securities	**71%**	69%	60%
Debt securities	**23%**	26%	36%
Other	**6%**	5%	4%
Total	**100%**	100%	100%

Equity securities include the Corporation's common stock in the amounts of $78 thousand (0.7% of total plan assets) and $73 thousand (0.7% of total plan assets) at September 30, 2004, and September 30, 2003, respectively

Contributions

The Bank expects to contribute $0 to its pension plan in 2005

Estimated future benefit payments (in thousands)

2005	$ 445
2006	501
2007	544
2008	625
2009	664
2010-2014	3,912
	$6,691

Note 15. Stock Purchase Plan

In 2004, the Corporation adopted the Employee Stock Purchase Plan of 2004 (ESPP). This plan replaces the ESPP of 1994 that expired in 2004. Under the ESPP of 2004, options for 250,000 shares of stock can be issued to eligible employees. The number of shares that can be purchased by each participant is defined by the plan and the Board of Directors sets the option price. However, the option price cannot be less than less than 90% of the fair market value of a share of the Corporation's common stock on the date the option is granted. The Board of Directors also determines the expiration date of the options; however, no option may have a term that exceeds one year from the grant date. Any shares related to unexercised options are available for future grant. As of December 31, 2004 there are 227,838 shares available for future grants.

In 2002, the Corporation adopted the Incentive Stock Option Plan of 2002 (ISOP). Under the ISOP, options for 250,000 shares of stock can be issued to selected Officers, as defined in the plan. The number of options available to be awarded to each eligible Officer is determined by the Board of Directors, but is limited with respect to the aggregate fair value of the options as defined in the plan. The exercise price of the option shall be equal to the fair value of a share of the Corporation's common stock on the date the option is granted. The options have a life of ten years and may be exercised only after the optionee has completed six months of continuous employment with the Corporation or its Subsidiary immediately following the grant date, or upon a change of control as defined in the plan. As of December 31, 2004 there are 198,187 shares available for future grants.

	ESSP Options	Weighted Average Price Per Share
Balance at December 31, 2001	26,640	$17.31
Granted	24,675	19.30
Exercised	(9,455)	17.36
Expired	(17,444)	17.31
Balance at December 31, 2002	24,416	19.30
Granted	22,376	22.98
Exercised	(11,553)	19.74
Expired	(14,268)	19.30
Balance at December 31, 2003	20,971	22.98
Granted	22,162	23.43
Exercised	(6,277)	23.02
Expired	(15,257)	22.98
Balance at December 31, 2004	21,599	$23.43

	ISOP Options	Weighted Average Price Per Share
Balance at December 31, 2001	—	—
Granted	21,250	$20.00
Forfeited	(1,875)	20.00
Balance at December 31, 2002	19,375	20.00
Granted	9,688	21.42
Exercised	(2,815)	20.47
Balance at December 31, 2003	26,248	20.47
Granted	22,750	27.68
Balance at December 31, 2004	48,998	$23.82

The ESPP and ISOP options outstanding at December 31, 2004 are all exercisable. The ESPP options expire on June 30, 2005 and the ISOP options expire 10 years from the grant date. The weighted average remaining life of the ISOP options at December 31, 2004 was 8.3 years.

Note 16. Deferred Compensation Agreement

The Corporation has entered into deferred compensation agreements with its directors and one prior officer which provide for the payment of benefits over a ten-year period, beginning at age 65. At inception, the present value of the obligations under these deferred compensation agreements amounted to approximately $600 thousand, which is being accrued over the estimated remaining service period of these officers and directors. These obligations are partially funded through life insurance covering these individuals. Expense associated with the agreements was $52 thousand for 2004, $39 thousand for 2003 and $36 thousand for 2002.

Note 17. Shareholders' Equity

On September 9, 2004, the Board of Directors authorized the repurchase of up to 75,000 shares of the Corporation's $1.00 par value common stock over a twelve-month period ending in September 2005. The common shares of the Corporation will be purchased in the open market or in privately negotiated transactions. The Corporation uses the repurchased common stock (Treasury stock) for general corporate purposes including stock dividends and splits, employee benefit and executive compensation plans, and the dividend reinvestment plan. The Corporation repurchased no shares in 2004 under this program. On March 6, 2003, the Board of Directors authorized a similar plan over a twelve-month period that ended in March 2004. The Corporation repurchased no shares in 2003 or 2004 under this program. At December 31, 2004 and 2003, the Corporation held Treasury shares totaling 435,569 and 353,441 respectively, that were acquired through Board authorized stock repurchase programs.

Note 18. Commitments and Contingencies

In the normal course of business, the Bank is a party to financial instruments which are not reflected in the accompanying financial statements and are commonly referred to as off-balance-sheet instruments. These financial instruments are entered into primarily to meet the financing needs of the Bank's customers and include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk not recognized in the consolidated balance sheet.

The Corporation's exposure to credit loss in the event of nonperformance by other parties to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contract or notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments.

Unless noted otherwise, the Bank does not require collateral or other security to support financial instruments with credit risk. The Bank had the following outstanding commitments as of December 31:

	2004	2003
	(Amounts in thousands)	
Financial instruments whose contract amounts represent credit risk:		
Commercial commitments to extend credit	**$60,438**	$58,265
Consumer commitments to extend credit (secured)	**25,829**	23,134
Consumer commitments to extend credit (unsecured)	**4,076**	3,952
	$90,343	$85,351
Standby letters of credit	**$ 5,925**	$ 1,742

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses with the exception of home equity lines and personal lines of credit and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, is based on management's credit evaluation of the counterparty. Collateral for most commercial commitments varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties. Collateral for secured consumer commitments consists of liens on residential real estate.

Standby letters of credit are instruments issued by the Bank which guarantee the beneficiary payment by the Bank in the event of default by the Bank's customer in the nonperformance of an obligation or service. Most standby letters of credit are extended for one-year periods. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral supporting those commitments for which collateral is deemed necessary primarily in the form of certificates of deposit and liens on real estate. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The current amount of the liability as of December 31, 2004 and 2003 for guarantees under standby letters of credit issued is not material.

Most of the Bank's business activity is with customers located within Franklin and Cumberland County, Pennsylvania and surrounding counties and does not involve any significant concentrations of credit to any one entity or industry.

In the normal course of business, the Corporation has commitments, lawsuits, contingent liabilities and claims. However, the Corporation does not expect that the outcome of these matters will have a material adverse effect on its consolidated financial position or results of operations.

Note 19. Disclosures About Fair Value of Financial Instruments

FASB Statement No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison with independent markets, and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and Cash Equivalents:

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities:

For debt and marketable equity securities available for sale, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The carrying value of restricted stock approximates its fair value due to redemption provisions.

Loans, net and Loans Held for Sale:

The fair value of fixed-rate loans is estimated for each major type of loan (e.g. real estate, commercial, industrial and agricultural and consumer) by discounting the future cash flows associated with such loans using rates currently offered for loans with similar terms to borrowers of comparable credit quality. The model considers scheduled principal maturities, repricing characteristics, prepayment assumptions and interest cash flows. The discount rates used are estimated based upon consideration of a number of factors including the treasury yield curve, expense and service charge factors. For variable rate loans that reprice frequently and have no significant change in credit quality, carrying values approximate the fair value.

Mortgage servicing rights:

The fair value of mortgage servicing rights is based on observable market prices when available or the present value of expected future cash flows when not available. Assumptions such as loan default rates, costs to service and prepayment speeds significantly impact the estimate of expected future cash flows.

Deposits, Securities sold under agreements to repurchase and Other borrowings:

The fair value of demand deposits, savings accounts, and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-rate certificates of deposit and long-term debt are estimated by discounting the future cash flows using rates approximating those currently offered for certificates of deposit and borrowings with similar remaining maturities. Other borrowings consist of a line of credit with the FHLB at a variable interest rate and securities sold under agreements to repurchase, for which the carrying value approximates a reasonable estimate of the fair value.

Accrued interest receivable and payable:

The carrying amount is a reasonable estimate of fair value.

Derivatives:

The fair value of the interest rate swaps is based on amounts required to settle the contracts.

Off balance sheet financial instruments:

Outstanding commitments to extend credit and commitments under standby letters of credit include fixed and variable rate commercial and consumer commitments. The fair value of the commitments is estimated using the fees currently charged to enter into similar agreements.

The estimated fair value of the Corporation's financial instruments at December 31 are as follows:

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Amounts in thousands)			
Financial assets:				
Cash and equivalents	**$ 10,209**	**$ 10,209**	$ 15,616	$ 15,616
Investment securities available for sale and restricted stock	**166,521**	**166,521**	158,134	158,134
Loans held for sale	**6,739**	**6,739**	12,113	12,113
Net Loans	**343,130**	**345,245**	330,196	342,796
Accrued interest receivable	**2,732**	**2,732**	2,470	2,470
Mortgage servicing rights	**1,314**	**1,314**	1,029	1,029
Financial liabilities:				
Deposits	**$399,896**	**$399,778**	$372,431	$376,125
Securities sold under agreements to repurchase	**41,808**	**41,808**	38,311	38,311
Short term borrowings	**9,200**	**9,200**	25,200	25,200
Long term debt	**52,359**	**55,567**	56,467	65,160
Accrued interest payable	**1,171**	**1,171**	1,027	1,027
Interest rate swaps	**595**	**595**	1,285	1,285
Off Balance Sheet financial instruments:				
Commitments to extend credit	**—**	**—**	—	—
Standby letters-of-credit	**—**	**—**	—	—

Note 20. Parent Company (Franklin Financial Services Corporation) Financial Information

Balance Sheets

	December 31	
	2004	2003
	(Amounts in thousands)	
Assets:		
Due from bank subsidiary	$ 38	$ 120
Investment securities	3,501	6,273
Equity investment in subsidiaries	46,553	43,792
Premises	159	159
Other assets	4,612	1,705
Total assets	$54,863	$52,049
Liabilities:		
Deferred tax liability	$ 220	$ 191
Other liabilities	—	—
Total liabilities	220	191
Shareholders' equity	54,643	51,858
Total liabilities and shareholders' equity	$54,863	$52,049

Statements of Income

	Years ended December 31		
	2004	2003	2002
	(Amounts in thousands)		
Income:			
Dividends from Bank subsidiary	$3,532	$2,651	$6,959
Interest and dividend income	134	184	108
Gain on sale of securities	258	435	387
Other income	47	87	—
	3,971	3,357	7,454
Expenses:			
Operating expenses	701	580	464
Income before equity in undistributed income of subsidiaries	3,270	2,777	6,990
Equity in (excess of) undistributed income of subsidiaries	1,922	3,063	(1,417)
Net income	$5,192	$5,840	$5,573

Statements of Cash Flows

	Years ended December 31		
	2004	2003	2002
	(Amounts in thousands)		
Cash flows from operating activities			
Net income	**$ 5,192**	$ 5,840	$ 5,573
Adjustments to reconcile net income to net cash provided by operating activities:			
(Equity in) excess of undistributed income of subsidiary	**(1,922)**	(3,063)	1,417
Depreciation	**—**	—	8
Securities gains	**(258)**	(435)	(387)
Decrease (increase) in due from bank subsidiary	**82**	(102)	35
(Increase) decrease in other assets	**(195)**	12	(47)
(Decrease) in other liabilities	**—**	(5)	(12)
Other, net	**30**	1	25
Net cash provided by operating activities	**2,929**	2,248	6,612
Cash flows from investing activities			
Proceeds from sales of investment securities	**623**	1,621	1,060
Purchase of investment securities	**(249)**	(900)	(3,647)
Investment in subsidiary	**(488)**	(360)	—
Purchase of equity investment	**—**	(157)	(114)
Net cash (used in) provided by investing activities	**(114)**	204	(2,701)
Cash flows from financing activities			
Dividends paid	**(2,950)**	(2,737)	(3,194)
Common stock issued under stock option plans	**144**	285	177
Cash paid in lieu of fractional shares on stock split	**(9)**	—	—
Purchase of treasury shares	**—**	—	(894)
Net cash used in financing activities	**(2,815)**	(2,452)	(3,911)
Increase in cash and cash equivalents	**—**	—	—
Cash and cash equivalents as of January 1	**—**	—	—
Cash and cash equivalents as of December 31	**$ —**	$ —	$ —

Note 21. Quarterly Results of Operations

The following is a summary of the quarterly results of consolidated operations of Franklin Financial for the years ended December 31, 2004 and 2003:

2004	Three months ended			
	March 31	June 30	September 30	December 31
	(Amounts in thousands, except per share)			
Interest income	$5,992	$6,015	$6,252	$6,550
Interest expense	2,073	2,096	2,258	2,392
Net interest income	3,919	3,919	3,994	4,158
Provision for loan losses	240	240	160	240
Other noninterest income	1,654	1,597	1,796	1,780
Securities gains	105	19	80	62
Noninterest expense	3,918	4,003	3,983	4,092
Income before income taxes	1,520	1,292	1,727	1,668
Income taxes	251	169	310	285
Net Income	$1,269	$1,123	$1,417	$1,383
Basic earnings per share	$ 0.38	$ 0.33	$ 0.42	$ 0.41
Diluted earnings per share	$ 0.38	$ 0.33	$ 0.42	$ 0.41

2003	Three months ended			
	March 31	June 30	September 30	December 31
Interest income	$6,344	$6,317	$6,132	$6,091
Interest expense	2,437	2,315	2,180	2,125
Net interest income	3,907	4,002	3,952	3,966
Provision for loan losses	269	657	241	528
Other noninterest income	1,825	2,005	1,736	1,408
Securities gains	148	116	14	488
Noninterest expense	3,694	3,540	3,702	3,723
Income before income taxes	1,917	1,926	1,759	1,611
Income taxes	388	376	329	280
Net Income	$1,529	$1,550	$1,430	$1,331
Basic earnings per share	$ 0.46	$ 0.46	$ 0.42	$ 0.40
Diluted earnings per share	$ 0.46	$ 0.46	$ 0.42	$ 0.39

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

The Corporation's Management, including the principal executive officer and principal financial officer, performed an evaluation of the effectiveness of the design and operation of the Corporation's disclosure controls and procedures pursuant to SEC Rule 13a-15. Based upon that evaluation, the Corporation's principal executive officer and principal financial officer concluded that the Corporation's disclosure controls and procedures were effective as of December 31, 2004.

The SEC, as directed by Section 404 of the Sarbanes-Oxley Act, adopted rules which require each public company to include a report by Management on the Corporation's internal control over financial reporting in its annual report on Form 10-K, which Management report must include an assessment by Management of the effectiveness of the Corporation's internal control over financial reporting. In addition, the Corporation's independent registered public accounting firm must attest to and report on Management's assessment of the effectiveness of the Corporation's internal control over financial reporting. As permitted under an applicable order of the SEC, Management's annual report on internal control over financial reporting and the related attestation report of the Corporation's independent registered public accounting firm are omitted from this filing and will be filed by amendment.

There were no changes during the fourth quarter of 2004 in the Corporation's internal control over financial reporting which materially affected, or which are reasonably likely to affect, the Corporation's internal control over financial reporting.

Item 9B. Other Information

None.

Part III

Item 10. Directors and Executive Officers of the Registrant

The information related to this item is incorporated by reference to the material set forth under the headings "Information about Nominees and Continuing Directors" on Pages 4 though 9, and "Executive Officers" on Page 10 of the Corporation's Proxy Statement for the 2005 Annual Meeting of Shareholders.

Item 11. Executive Compensation

The information related to this item is incorporated by reference to the material set forth under the headings "Compensation of Directors" on Page 10 and "Executive Compensation and Related Matters" on Pages 11 through 19 of the Corporation's Proxy Statement for the 2005 Annual Meeting of Shareholders, except that information appearing under the headings "Compensation Committee Report on Executive Compensation" on Pages 15 through 17 is not incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information related to this item is incorporated by reference to the material set forth under the headings "Voting of Shares and Principal Holders Thereof" on Page 2, "Information about Nominees, Continuing Directors and Executive Officers" on Pages 6 through 8 of the Corporation's Proxy Statement for the 2005 Annual Meeting of Shareholders.

Item 13. Certain Relationships and Related Transactions

The information related to this item is incorporated by reference to the material set forth under the heading "Transactions with Directors and Executive Officers" on Page 20 of the Corporation's Proxy Statement for the 2005 Annual Meeting of Shareholders.

Item 14. Principal Accounting Fees and Services

The information related to this item is incorporated by reference to the material set forth under the headings "Relationship with Independent Public Accountants" on Page 21 of the Corporation's Proxy Statement for the 2005 Annual Meeting of Shareholders.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of this report:

(1) The following Consolidated Financial Statements of the Corporation:

Report of Independent Registered Public Accountant

Consolidated Balance Sheets—December 31, 2004 and 2003,

Consolidated Statements of Income—Years ended December 31, 2004, 2003 and 2002,

Consolidated Statements of Changes in Shareholders' Equity—Years ended December 31, 2004, 2003 and 2002,

Consolidated Statements of Cash Flows—Years ended December 31, 2004, 2003 and 2002,

Notes to Consolidated Financial Statements

(2) All financial statement schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and have therefore been omitted.

(3) The following exhibits are filed as part of this report:

3.1 Articles of Incorporation of the Corporation.

Filed as Exhibit 3 to Form 10-Q Quarterly Report of the Corporation for the quarter ended September 30, 1999 and incorporated herein by reference.

3.2 Bylaws of the Corporation.

Filed as Exhibit 3 (i) to Current Report on Form 8-K, filed December 3, 1999 and incorporated herein by reference.

10.1 Deferred Compensation Agreements with Bank Directors.

Filed as Exhibit 10.1 to Form 10-K Annual Report of the Corporation for the year ended December 31, 2000 and incorporated herein by reference.

10.2 Directors' Deferred Compensation Plan.

Filed as Exhibit 10.2 to Form 10-K Annual Report of the Corporation for the year ended December 31, 2000 and incorporated herein by reference.

21 Subsidiaries of the Corporation

23.1 Consent of Beard Miller Company LLP

31.1 Rule 13a-14(a)/15d-14(a) Certification

31.2 Rule 13a-14(a)/15d-14(a) Certification

32.1 Section 1350 Certification

32.2 Section 1350 Certification

(b) The exhibits required to be filed as part of this report are submitted as a separate section of this report.

(c) Financial Statement Schedules: None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANKLIN FINANCIAL SERVICES CORPORATION

By: /s/ William E. Snell, Jr.

William E. Snell, Jr.
President and Chief Executive Officer

Dated: March 10, 2005

Pursuant to the requirements of the Securities and Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Charles M. Sioberg Charles M. Sioberg	Chairman of the Board and Director	March 10, 2005
/s/ William E. Snell, Jr. William E. Snell, Jr.	President and Chief Executive Officer and Director	March 10, 2005
/s/ Mark R. Hollar Mark R. Hollar	Treasurer and Chief Financial Officer (Principal Financial And Accounting Officer)	March 10, 2005
/s/ Charles S. Bender II Charles S. Bender II	Director	March 10, 2005
/s/ G. Warren Elliott G. Warren Elliott	Director	March 10, 2005
/s/ Donald A. Fry Donald A. Fry	Director	March 10, 2005
/s/ Dennis W. Good, Jr. Dennis W. Good, Jr.	Director	March 10, 2005
/s/ Allan E. Jennings, Jr. Allan E. Jennings, Jr.	Director	March 10, 2005
/s/ H. Huber McCleary H. Huber McCleary	Director	March 10, 2005
/s/ Jeryl C. Miller Jeryl C. Miller	Director	March 10, 2005
Stephen E. Patterson	Director	March 10, 2005
/s/ Kurt E. Suter Kurt E. Suter	Director	March 10, 2005
Martha B. Walker	Director	March 10, 2005

Exhibit Index for the Year Ended December 31, 2004

Item	Description
3.1	Articles of Incorporation of the Corporation. Filed as Exhibit 3 to Form 10-Q Quarterly Report of the Corporation for the quarter ended September 30, 1999 and incorporated by reference.
3.2	Bylaws of the Corporation. Filed as Exhibit 3 (i) to Current Report on Form 8-K filed on December 3, 1999 and incorporated herein by reference.
10.1	Deferred Compensation Agreements with Bank Directors. Filed as Exhibit 10.1 to Form 10-K Annual Report of the Corporation for the year ended December 31, 2000 and incorporated herein by reference.
10.2	Director's Deferred Compensation Plan. Filed as Exhibit 10.2 to Form 10-K Annual Report of the Corporation for the year ended December 31, 2000 and incorporated herein by reference.
21	Subsidiaries of Corporation
23.1	Consent of Beard Miller Company LLP
31.1	Rule 13a-14(a)/15d-14(a) Certification
31.2	Rule 13a-14(a)/15d-14(a) Certification
32.1	Section 1350 Certification
32.2	Section 1350 Certification


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